NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF
SSR MINING INC.
TO BE HELD ON
THURSDAY, MAY 9, 2019
March 20, 2019

i

SSR MINING INC.
NOTICE OF 2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When
Thursday, May 9, 2019, at 2:00 p.m. (Vancouver time)
Where
SSR Mining Inc.
Suite 800, 1055 Dunsmuir Street
Vancouver, British Columbia
What
We will cover the following items of business:

1.	Receive the audited financial statements of SSR Mining Inc. for the year ended December 31, 2018 and the auditor’s report thereon;

2.	Set the number of directors at nine;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.
Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular (the “Circular”); and

6.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.
Board’s Recommendations
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.

ii

Your Vote is Important
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2018 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about March 29, 2019, we will mail to Shareholders of record as of the close of business on March 22, 2019 a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.
DATED at Vancouver, British Columbia, this 20th day of March, 2019.

BY ORDER OF THE BOARD
(signed) “Matthew B. Langford”
Matthew B. Langford
Corporate Secretary

iii

SSR MINING INC.
2019 MANAGEMENT INFORMATION CIRCULAR

SSR MINING INC.
2019 MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Circular”) has been prepared to provide information to shareholders (“Shareholders”) of SSR Mining Inc. (“SSR Mining” or the “Company”) as of the close of business on March 22, 2019, the “record date” for the 2019 annual and special meeting of Shareholders to be held on Thursday, May 9, 2019 (the “Meeting”).
All information in the Circular is as at March 20, 2019 unless otherwise noted. All dollar amounts in the Circular are expressed in United States dollars, and Canadian dollars are referred to as “C$”.

GENERAL PROXY INFORMATION
Solicitation of Proxies
The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held at the Company’s offices at Suite 800, 1055 Dunsmuir Street, Vancouver, British Columbia on May 9, 2019 at 2:00 p.m. (Vancouver time), for the purposes set out in the accompanying Notice of Meeting.
We will solicit proxies for the Meeting primarily by mail; however, directors, officers and employees of the Company may also solicit proxies by telephone, electronic transmission or in person in respect of the Meeting. The solicitation of proxies for the Meeting is being made by or on behalf of management of SSR Mining, and SSR Mining will bear the cost in respect of the solicitation of proxies for the Meeting. In addition, we may reimburse brokers and nominees for reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of common shares of SSR Mining (the “Common Shares”).
Receiving Documents
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (“VIF” and, together with the Notice of Meeting and the Circular, collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2018 (the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about March 29, 2019, we will mail to Shareholders of record as of the close of business on March 22, 2019 a notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.
Copies of the Meeting Materials and the Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and the Financial Information by contacting the Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.

Registered and Beneficial Shareholders
The N&A card and VIF are being sent to both registered and beneficial Shareholders.
As a Shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by checking the appropriate box on the enclosed VIF.
VOTING
Who Can Vote
You are entitled to receive notice of and vote at the Meeting if you held our Common Shares as of the close of business on March 22, 2019, the record date.
Each Common Share that you own entitles you to one vote on each item of business at the Meeting.
How to Vote
You can vote by proxy or you can attend the Meeting and vote your Common Shares in person. There are different ways to submit your voting instructions, depending on whether you are a registered or beneficial Shareholder.
Only registered Shareholders or proxy holders are allowed to make motions or vote at the Meeting.
Registered Shareholders
You are a registered Shareholder if you have a share certificate registered in your name.

(a)	Voting by Proxy
Mr. A.E. Michael Anglin, Chair of the Board of Directors of the Company (the “Board”), or failing him, Mr. Paul Benson, President and Chief Executive Officer of the Company, have agreed to act as the SSR Mining proxy holders. You can appoint someone other than the SSR Mining proxy holders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxy holder, print the name of the person you want in the space provided. This person does not need to be a Shareholder.
On any ballot, your proxy holder must vote your Common Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Common Shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.

If you appoint the SSR Mining proxy holders but do not tell them how to vote your Common Shares, your Common Shares will be voted:

•	For the fixing the number of directors at nine;

•	For the nominated directors listed on the proxy form and in the Circular;

•	For re-appointing PricewaterhouseCoopers LLP (“PwC”) as the independent auditor and authorizing the Board to fix the auditor’s remuneration; and

•	For the Company’s approach to executive compensation.
This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the SSR Mining proxy holders will vote according to management’s recommendation.
If you appoint someone other than the SSR Mining proxy holders to be your proxy holder, that person must attend and vote at the Meeting for your vote to be counted.
A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.
If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”) at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States. You may also vote on the Internet or by telephone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on May 7, 2019, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.
(b)Attending the Meeting and Voting in Person
Do not complete the proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.
Beneficial Shareholders
You are a beneficial Shareholder if your Common Shares are registered in the name of:

•	Your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Common Shares in a nominee account; or

•	A clearing agency like Canadian Depository for Securities Limited (CDS).

We must send the N&A card with the VIF to your intermediary so they or their service company (typically, Broadridge Financial Solutions, Inc.) can forward them to you, unless you have indicated that you do not wish to receive certain proxy-related materials. The package should include a VIF for you to complete with your voting instructions. Your intermediary is responsible for properly executing your voting instructions. A VIF cannot be used to vote at the Meeting.

(a)	Voting Using the Voting Instruction Form
Sign and date the VIF that your intermediary sends to you and follow the instructions for returning the form. You may also vote online or by telephone by simply following the instructions on your VIF.

(b)	Attending the Meeting and Voting in Person
Although as a beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your intermediary, you may attend the Meeting as proxy holder for your intermediary and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxy holder for your intermediary, you should enter your own name in the blank space on the VIF provided to you and return the form in accordance with the instructions provided therein, well in advance of the Meeting. If your VIF does not provide a blank space to write a name in, you can request from your intermediary a proxy form which grants you the right to attend the Meeting and vote in person. When you arrive at the Meeting, make sure you register with a representative of Computershare so that your voting instructions can be counted at the Meeting.
Additionally, there are two kinds of beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.
We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares.
Changing Your Vote
Registered Shareholders
Registered Shareholders may revoke their proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.
If you represent a registered Shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.
We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

•	Our registered office at: SSR Mining Inc., Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia Canada V7X 1G4, Attention: Corporate Secretary; or

•
Our transfer agent: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States.

You can also give your written notice to the Chair of the Meeting on the day of the Meeting.
If you have sent in your completed proxy form and then decide you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.
Beneficial Shareholders
Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Processing the Votes
Our transfer agent, Computershare, will act as scrutineer at the Meeting and is responsible for counting the votes. You can contact Computershare at 1-800-564-6253, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
We file our voting results on SEDAR (www.sedar.com) and will issue a press release with the voting results after the Meeting. The press release will also be available on SEDAR, on EDGAR (www.sec.gov/edgar.shtml) and on our website (www.ssrmining.com).
Additional Information
Additional information relating to the Company is available on the SEDAR website at www.sedar.com.
You can find financial information relating to the Company in our consolidated financial statements, management’s discussion & analysis and Annual Information Form (or Annual Report on Form 40-F) for the most recently completed financial year. These documents are available on our website (www.ssrmining.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.
If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.
ABOUT THE MEETING
Time, Date and Place

The Meeting will be held at 2:00 p.m. (Vancouver time) on May 9, 2019 at the Company’s offices at Suite 800, 1055 Dunsmuir Street, Vancouver, British Columbia as set out in the Notice of Meeting.
Items of Business
We will cover the following items of business at the Meeting:

1.	Receive the audited consolidated financial statements of the Company for the year ended December 31, 2018 and the auditor’s report thereon;

2.	Set the number of directors at nine;

3.	Elect directors for the ensuing year;

4.	Appoint PwC as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the Circular; and

6.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.
1.Receive our financial statements and the auditor’s report
Our audited consolidated financial statements for the year ended December 31, 2018, and the auditor’s report, are available on our website (www.ssrmining.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). A representative of PwC, the independent auditor for 2018, will be at the Meeting to answer your questions.
2.Set the number of directors
It is proposed to set the number of directors for the following year at nine.
3.Elect directors
The Board has nominated nine directors for election at the Meeting. The nine nominees are:
A.E. Michael Anglin
Paul Benson
Brian R. Booth
Simon A. Fish
Gustavo A. Herrero
Beverlee F. Park
Richard D. Paterson
Steven P. Reid
Elizabeth A. Wademan
Each of the nominees is well-qualified to serve on the Board and has expressed willingness to do so. Directors will be elected for a one-year term, which will expire at the 2020 annual meeting of Shareholders.

4.	Appoint the Company’s independent auditor and authorize the Board to set the auditor’s pay
The Board, on the recommendation of the Audit Committee, is recommending that PwC be reappointed as the independent auditor to serve until the 2020 annual meeting of Shareholders. PwC has been our auditor since 1989.
You will also be asked to authorize the Board to set the auditor’s pay for 2019.

5.	Advisory vote on executive compensation
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board has determined to provide Shareholders with an annual non-binding “Say on Pay” advisory vote.
6.Other business
We will consider other matters that properly come before the Meeting. As of the date of the Circular, we are not aware of any other items to be considered at the Meeting.
Quorum and Approval
We need a quorum of Shareholders to transact business. A quorum is two persons who are, or who represent by proxy, Shareholders who, in total, hold at least 33⅓% of the issued Common Shares entitled to vote at the Meeting.
We require a simple majority (50% plus 1) of the votes cast at the Meeting by Shareholders to approve all items of business at the Meeting.
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Interest of Certain Persons in Matters to be Acted Upon
None of the following has a direct or indirect material interest, through beneficial ownership of securities or otherwise, in any item of business, other than the election of the directors or the appointment of the auditor:

•	Our directors or officers, or any person who has held a similar position since January 1, 2018;

•	The nominees for director; or

•	Any of their associates or affiliates.

Shares Outstanding and Principal Holders
Our authorized capital consists of an unlimited number of Common Shares without par value. We had a total of 121,200,681 Common Shares issued and outstanding at the close of business on March 20, 2019. We have no other classes of voting securities and we do not have any restricted securities.

SSR Mining is listed on each of the Toronto Stock Exchange (“TSX”) and Nasdaq Global Market (“Nasdaq”) under the symbol SSRM.
The following Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of our outstanding Common Shares on the record date, according to the most recent early warning reports filed on SEDAR:

•	Van Eck Associates Corporation owns 17,894,055 Common Shares (14.89%).
We are not aware of any other Shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding Common Shares.
Interests of Informed Persons in Material Transactions
We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2018 or any proposed transaction, either of which will have a material effect on us or any of our subsidiaries.
An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its Common Shares and for so long as it holds any of its Common Shares.
DIRECTORS
Number of Directors
Our Board presently consists of nine directors and it is proposed to fix the number of directors for the following year at nine. The management proxy holders will vote for fixing the number of directors at nine, unless instructed otherwise.
Election of Directors
The Board has nominated nine individuals to stand for election as directors. All nominees are currently directors of the Company. Each elected director will serve for a one-year term which will expire at the 2019 annual meeting of Shareholders or until a successor is elected or appointed or if he or she otherwise ceases to be a director in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act. Each of the nominated directors has confirmed his or her willingness to serve on the Board for the next year.
The Chair of the Board is independent and our committees are made up entirely of independent directors. All of the nominated directors are independent other than Mr. Paul Benson, who is the President and Chief Executive Officer of the Company.

The management proxy holders will vote for the election of the nine director nominees, unless instructed otherwise.
Majority Voting for Directors
Pursuant to the Board’s charter, each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at a contested meeting. If a director is not elected by at least a majority, such director must immediately tender his or her resignation to the Board. The Board will determine whether to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board will accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders his or her resignation pursuant to this provision will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.
Diversity
Our Corporate Governance and Nominating Committee (the “CGN Committee”) has responsibility for recommending to the Board the nominees for election or re-election as directors at the annual meeting of Shareholders. As part of this process, our CGN Committee assesses the skills, expertise, experience and backgrounds of our directors annually, in light of the needs of our Board, including the extent to which the current composition of our Board reflects a diverse mix of identified competencies. Our CGN Committee charter is available for viewing on our website at www.ssrmining.com.
Our Board recognizes that a board composed of men and women with a mix of differing skills, experience, perspectives, age and characteristics leads to a more robust understanding of opportunities, issues and risks, and to stronger decision-making. In 2018, our Board adopted a Board Diversity Policy, which promotes the benefits of, and need for, board diversity. Our CGN Committee reviews this policy annually and assesses its effectiveness in promoting a diverse Board, which includes an appropriate number of women directors. Our Board Diversity Policy is available for viewing on our website at www.ssrmining.com. In addition, each of our Code of Business Conduct and Ethics (the “Code of Conduct”) and our Employee Assistance Program promotes and supports diversity and inclusion. Our Code of Conduct is available for viewing on our website at www.ssrmining.com.
We are committed to a merit-based system for board composition within a diverse and inclusive culture, which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. We are also committed to improving the gender representation of our Board, and undertake to work diligently towards, among others: achieving a Board composition by 2022 in which at least thirty percent (30%) of our directors are women; ensuring that our CGN Committee includes women directors; and, if we maintain an ongoing list of potential director nominees, such list will include women candidates.
Gender diversity was a particular focus for our CGN Committee in the most recent director search process in 2017, along with the need to recruit directors to strengthen our expertise in the areas of the international capital markets, legal and corporate governance. This search resulted in the appointment of each of Ms. Elizabeth A. Wademan and Mr. Simon A. Fish to the Board, effective January 1, 2018. As of such date, two of our nine directors (22%) were women (and two of our nine director nominees (22%) are women). We also recognize the need to promote gender diversity within our executive officer positions, and our five-member executive team includes Ms. Nadine J. Block as Senior Vice President, Human Resources (20% of our executive officers).
In March 2019, we became a member of each of the Catalyst Accord 2022 and the 30% Club Canada, diversity initiatives aimed at accelerating the advancement of women in Canada. The Catalyst Accord 2022 aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022 and share key metrics with Catalyst to benchmark collective progress towards these goals. The 30% Club Canada works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies, and is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership.
The CGN Committee has determined that each of the director nominees possess the competencies set out in the table below which are necessary for the Board to effectively fulfill its oversight responsibilities:

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Simon Fish	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid	Elizabeth Wademan
Strategic Leadership and Risk Management – Experience driving strategic direction and growth of an organization and assessment and management of risk	✓	✓	✓	✓	✓	✓	✓	✓	✓
International – Experience working in one or more international jurisdictions	✓	✓	✓	✓	✓		✓	✓	✓
Corporate Finance – Experience in corporate lending/borrowing and public markets transactions		✓	✓		✓	✓	✓		✓
Operations and General Management – Production, exploration and/or development experience with a leading mining or resource company; senior level general management/ CEO experience in a major mining or industrial company
	✓	✓	✓	✓	✓	✓	✓	✓	✓
Industry Knowledge – Exploration, development or operating knowledge or experience in the mining industry	✓	✓	✓	✓				✓	✓
Human Resources – Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions – Experience in significant mergers and acquisitions and/or investment banking	✓	✓	✓	✓	✓	✓	✓	✓	✓

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Simon Fish	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid	Elizabeth Wademan
Financial Literacy – Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP, and/or IFRS)	✓	✓	✓	✓	✓	✓	✓	✓	✓
Information Technology – Experience in information technology with major implementations of management systems	✓						✓	✓	✓
Safety, Health, Environment and Community Relations – Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators
	✓	✓	✓	✓	✓	✓		✓	✓
Government Relations – Experience in, or strong understanding of, the workings of government and public policy in the jurisdictions in which the Company operates	✓	✓	✓	✓	✓				✓
Governance/Board – Experience as a board member of a major organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Term Limits and Retirement Policy
There are no term limits for directors and the Board has not approved a retirement policy for directors at this time. We believe it is important to have a balance between directors who have a long history and organizational understanding of our business with diverse directors who bring new perspectives and ideas to our Board. In 2018, Ms. Wademan and Mr. Fish joined our Board for the first time.
The Board believes its evaluation and director nominating processes are robust and ensure the appropriate Board renewal to support achievement of the Company’s strategy without sacrificing the experience of contributing directors. The average board tenure for our directors is 5.3 years and our longest serving directors are Messrs. Anglin and Paterson, each of whom was appointed as a director in August 2008. We monitor this average on an ongoing basis.

Information about Director Nominees
The following charts provide information on the nine director nominees. Included in these charts is: (a) information relating to each nominee’s city, province or state and country of residence; (b) the period during which each has served as a director; (c) their membership on committees of the Board; (d) other public board memberships held; (e) Board and committee meeting attendance in the twelve months ended December 31, 2018; (f) their present principal occupation and principal occupations held in the last five years; (g) their current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units (“DSUs”) (or stock options (“Options”) and performance share units (“PSUs”) in the case of Mr. Benson, our President and CEO) credited to each nominee; and (h) whether the nominee meets the requirements of our share ownership guidelines for directors. See “Director Compensation” beginning on page 68.

A.E. Michael Anglin
Berkeley, California, USA Age: 63 Director Since: August 7, 2008 Independent 2018 Vote Result: For: 99.09% Withheld: 0.91%
Mr. Anglin is the Chair of our Board and a member of our Corporate Governance and Nominating Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Other Public Company Directorships
None(1)
2018 Board/Committee Membership and Attendance
Board Corporate Governance and Nominating	6 of 6 2 of 2	100% 100%
Common Shares and DSUs (as at March 20, 2019)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
35,000	142,832	177,832	C$3,238,321
Minimum Value Required	Meets Share Ownership Guidelines
C$750,000	Yes

(1)	Mr. Anglin is included in the majority slate of director candidates for election to the Hudbay Mineral Inc. board at its 2019 annual meeting of shareholders.

(2)	Calculated using the 30-day volume weighted average trading price (“VWAP”) of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Paul Benson
Vancouver, British Columbia, Canada Age: 56 Director Since: August 1, 2015 Not Independent 2018 Vote Result: For: 99.41% Withheld: 0.59%
Mr. Benson serves as our President and Chief Executive Officer and a member of our Board of Directors. He has been employed at SSR Mining since August 2015 and brings to the Company more than 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Masters of Science (Distinction) in Management from the London Business School.

Other Public Company Directorships
None
2018 Board/Committee Membership and Attendance
Board	6 of 6	100%
Options, Common Shares and PSUs (as at March 20, 2019)(1)
Options	Common Shares	PSUs
744,534	110,445	152,850
Minimum Value Required(2)	Meets Share Ownership Guidelines(2)
N/A	N/A

(1)	As President and Chief Executive Officer, Mr. Benson does not receive directors’ compensation, including DSUs.

(2)
Mr. Benson is not subject to the requirements of our share ownership guidelines for directors. He is instead subject to the requirements for our share ownership guidelines for certain of our executive officers as discussed further in “Executive Compensation Discussion and Analysis – Share Ownership Guidelines” beginning on page 46.

Brian R. Booth
West Vancouver, British Columbia, Canada Age: 59 Director Since: May 31, 2016 Independent 2018 Vote Result: For: 98.65% Withheld: 1.35%
Mr. Booth is a member of our Compensation and Corporate Governance and Nominating Committees and, during 2018, he served as the Chair of our Safety and Sustainability Committee. He is also the President, CEO and a director of Element 29 Resources Inc. (“Element 29”), a private mining company and has served as a director on numerous public and private mining companies for over 10 years. Prior to joining Element 29, he was President, CEO and a director of Pembrook Copper Corp. and Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23 year career, including Manager of Exploration - North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

Other Public Company Directorships
None
2018 Board/Committee Membership and Attendance
Board Compensation Safety and Sustainability	6 of 6 6 of 6 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 20, 2019)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
23,724	22,755	46,479	C$846,383
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Simon A. Fish
Toronto, Ontario, Canada Age: 57 Director Since: January 1, 2018 Independent 2018 Vote Result: For: 99.24% Withheld: 0.76%
Mr. Fish was appointed to our Board in January 2018. He serves as a member of our Compensation and Safety and Sustainability Committees and, during 2018, served as a member of our Audit and Corporate Governance and Nominating Committees. Mr. Fish is the Executive Vice President and General Counsel of BMO Financial Group, where he is responsible for the legal and regulatory affairs of the bank, including corporate governance, mergers and acquisitions, financial regulation and complex litigation. Prior to joining BMO, Mr. Fish was the Executive Vice President and General Counsel at Vale SA (formerly Inco Limited). Earlier, Mr. Fish held various positions at Royal Dutch Shell, most recently serving as the Vice President, General Counsel and Corporate Secretary at Shell Canada. Before joining Shell, Mr. Fish practiced corporate and securities law with Dechert LLP, an international law firm. Currently, he serves on the board of a number of think-tank, non-profit and charitable organizations, including the Environmental Law & Policy Center. Mr. Fish holds business and law degrees from the University of Cape Town, the Washington College of Law and Harvard Business School.

Other Public Company Directorships
None
2018 Board/Committee Membership and Attendance
Board Audit Corporate Governance and Nominating	6 of 6 5 of 5 2 of 2	100% 100% 100%
Common Shares and DSUs (as at March 20, 2019)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
Nil	17,368	17,368	C$316,271
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	On target – has until January 1, 2023 to meet this guideline

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Gustavo A. Herrero
Buenos Aires, Argentina Age: 71 Director Since: January 8, 2013 Independent 2018 Vote Result: For: 98.67% Withheld: 1.33%
Mr. Herrero is the Chair of our Corporate Governance and Nominating Committee and a member of our Audit Committee. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (“LARC”) from November 1, 1999 until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero also serves on the Advisory Committee of the university-wide David Rockefeller Center for Latin American Studies at Harvard. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Other Public Company Directorships
None
2018 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating		6 of 6 5 of 5 2 of 2	100% 100% 100%
Common Shares and DSUs (as at March 20, 2019)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	Nil	90,299	90,299	C$1,644,345
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Beverlee F. Park
West Vancouver, British Columbia, Canada Age: 57 Director Since: May 20, 2014 Independent 2018 Vote Result: For: 98.52% Withheld: 1.48%
Ms. Park is the Chair of our Audit Committee and is one of our Audit Committee financial experts. She is also a member of our Compensation and Corporate Governance and Nominating Committees and, during 2018, served as a member of our Safety and Sustainability Committee. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park is a Corporate Director serving on three public company boards. Ms. Park has over 30 years of business experience, the majority of it in the forest industry where she held several executive roles with TimberWest Forest Corp., most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming COO, Ms. Park also held the positions of Interim CEO, Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest’s land development division).

Other Public Company Directorships
Teekay LNG Partners TransAlta Corporation
2018 Board/Committee Membership and Attendance
Board Audit Compensation Safety and Sustainability	6 of 6 5 of 5 6 of 6 4 of 4	100% 100% 100% 100%
Common Shares and DSUs (as at March 20, 2019)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
5,790	61,625	67,415	C$1,227,627
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Richard D. Paterson
Hillsborough, California, USA Age: 76 Director Since: August 7, 2008 Independent 2018 Vote Result: For: 99.02% Withheld: 0.98%
Mr. Paterson is a member of our Audit Committee and is one of our Audit Committee financial experts. He also serves on our Safety and Sustainability Committee and, during 2018, served as a member of our Corporate Governance and Nominating Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. He retired from Genstar Capital at the end of 2016. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Other Public Company Directorships
None
2018 Board/Committee Membership and Attendance
Board Audit Corporate Governance and Nominating	6 of 6 5 of 5 2 of 2	100% 100% 100%
Common Shares and DSUs (as at March 20, 2019)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
7,500	132,011	139,511	C$2,540,495
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Steven P. Reid
Calgary, Alberta, Canada Age: 63 Director Since: January 8, 2013 Independent 2018 Vote Result: For: 98.69% Withheld: 1.31%
Mr. Reid serves as the Chair of our Safety and Sustainability Committee and is a member of our Audit Committee. During 2018, he served as the Chair of our Compensation Committee. He has over 40 years of international business experience, including senior leadership roles in several countries. He held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated Limited and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. He is also a holder of the Institute of Corporate Directors Director designation (ICD.D).

Other Public Company Directorships
Eldorado Gold Corporation Gold Fields Limited
2018 Board/Committee Membership and Attendance
Board Compensation Safety and Sustainability	6 of 6 6 of 6 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 20, 2019)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
Nil	72,265	72,265	C$1,315,946
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Elizabeth A. Wademan
Toronto, Ontario, Canada Age: 43 Director Since: January 1, 2018 Independent 2018 Vote Result: For: 99.34% Withheld: 0.66%
Ms. Wademan was appointed to our Board in January 2018. She is the Chair of our Compensation Committee and a member of our Safety and Sustainability Committee. Ms. Wademan is a senior capital markets professional with over 23 years of financial services experience. Ms. Wademan spent 18 years in investment banking at BMO Capital Markets where she was one of the firm’s most senior capital markets professionals, responsible for leading capital markets advisory and complex transactions. She focused on the global metals and mining and technology sectors and was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. As a former Managing Director in Investment Banking, Ms. Wademan has extensive experience in capital markets and strategic advisory as well as a deep expertise in commodities and securities markets. She currently serves on the boards of Torex Gold Resources Inc., BSR REIT, and St. Joseph’s Health Centre Foundation. Ms. Wademan obtained her Bachelor of Commerce in Finance and International Business from McGill University. She is a CFA charterholder and is a holder of the Institute of Corporate Directors Director designation (ICD.D).

Other Public Company Directorships
Torex Gold Resources Inc. BSR REIT
2018 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		6 of 6 6 of 6 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 20, 2019)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	Nil	16,673	16,673	C$303,615
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		On target – has until January 1, 2023 to meet this guideline

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 20, 2019 (C$18.21).

Cease Trade Orders, Bankruptcies, Penalties and Sanctions
To the best of our knowledge, except as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•
Was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
Within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015. Mr. Anglin was also the non-executive Chairman of Laguna Gold Limited, a private Australian company, when its board of directors decided to put the company into receivership on December 19, 2018.
To the best of our knowledge, none of the proposed directors have, within the last ten years:

•	Become bankrupt; or

•	Made a proposal under any legislation relating to bankruptcy or insolvency; or

•	Become subject to or instituted any proceedings, arrangement or compromise with creditors; or

•	Had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.
APPOINTMENT AND REMUNERATION OF THE AUDITOR
At the Meeting, Shareholders will be asked to approve the appointment of PwC as the independent auditor of the Company to hold office until the 2020 annual meeting of Shareholders with remuneration to be approved by the Board. PwC has been our independent auditor since 1989.
For a description of fees paid to PwC in 2017 and 2018, please refer to our Annual Information Form filed on SEDAR at www.sedar.com and filed on EDGAR (www.sec.gov/edgar.shtml) as our Annual Report on Form 40-F.
The management proxy holders will vote for the appointment of PwC as the Company’s independent auditor to hold office until the 2020 annual meeting of Shareholders with remuneration to be approved by the Board, unless instructed otherwise.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
The Company endorses a “pay for performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “pay for performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. A detailed discussion of our executive compensation program is provided in “Executive Compensation Discussion and Analysis” beginning on page 29.
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board determined in 2016 to provide Shareholders with an annual non-binding “Say on Pay” advisory vote. The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:
“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of SSR Mining Inc. (the “Company”), that the shareholders of the Company accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2019 annual and special meeting of the shareholders of the Company.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.
The Board unanimously recommends that Shareholders vote FOR the approach to executive compensation as described in the Circular. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the approach to executive compensation as described and set forth in the Circular.

REPORT ON EXECUTIVE COMPENSATION
Compensation Committee from left to right: Steven P. Reid (Chair until March 10, 2019), Elizabeth A. Wademan (Chair as of March 10, 2019), Brian R. Booth, and Beverlee F. Park.

MESSAGE TO SHAREHOLDERS
On behalf of the Board, we are pleased to share with you our approach to executive compensation for 2018 and provide additional information on how SSR Mining’s executives are paid and the basis for such decisions.
The following message highlights key aspects of our executive compensation program. A more detailed analysis discussion follows in “Executive Compensation Discussion and Analysis” beginning on page 29.
COMPENSATION PHILOSOPHY
We operate in a highly competitive cyclical, capital intensive industry with a long-term outlook on building value for our Shareholders. Our executive compensation programs reinforce this through a heavy emphasis on long-term incentives.
Our guiding principle of executive compensation is that an appropriate mix of fixed and variable compensation, short- and long-term incentives and risks and reward will motivate and focus executives to increase long-term Shareholder value.
Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business. As commodity markets are cyclical, we must manage effectively though the entire business cycle, not just during the highs or lows. Accordingly, it is important to incentivize executives during all parts of the cycle to continue the pursuit of excellence which drives long-term value for Shareholders.
We consider a variety of factors in setting executive compensation, including competitive market conditions, internal equity, scope of the role, current business challenges, longer-term performance and strategic objectives.
COMMITMENT TO PAY FOR PERFORMANCE

Our overall compensation program is designed to support our alignment of objectives throughout all levels of the organization. In line with our corporate

What We Do
√ We pay for performance	√ We maintain a robust clawback policy
√ We regularly review compensation	√ We have an anti-hedging policy and an insider trading policy
√ We promote retention with equity awards that vest over three years	√ We have director and executive officer share ownership guidelines
√ We have a double-trigger severance and equity vesting upon a change of control (grants post-2017)	√ We have an independent Compensation Committee, with all members being Independent Directors
√ We design our compensation plans to mitigate undue risk-taking	√ We conduct an annual Say on Pay advisory vote

What We Do Not Do
× We do not guarantee incentive compensation	× We do not provide tax gross ups in connection with change of control severance payments nor perquisites
× We do not reprice underwater Options	× We do not grant Options to non-executive directors

strategy, the Board establishes corporate objectives which provide strategic focus and high-level performance metrics for the Company. These objectives then form the basis for the cascading of individual objectives through the executive team, all of which support each other and collectively contribute to the corporate objectives. Through regular reviews of performance relative to the objectives and the establishment of acceptable ranges of performance, the Board and Compensation Committee monitor corporate and executive progress which is then reflected in compensation.
As a result, our executive compensation structure is performance-based, driven by the achievements of both the Company and the individual. We emphasize a “pay for performance” structure with a significant proportion of executive compensation at risk, in the form of performance-based short-term incentives, Options and PSUs.
Deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess performance all discourage excessive risk taking (see “Executive Compensation Discussion and Analysis – Compensation Risk Management” beginning on page 38 for more detail).
COMPENSATION AND PERFORMANCE PEERS
The Compensation Committee uses two peer groups as part of its executive compensation process and these peer groups are reviewed annually for continued appropriateness.

2018 Compensation Comparator Group
Alacer Gold
Capstone
First Majestic Silver
Nevsun Resources
Pan American Silver
Alamos Gold
Argonaut Gold
B2Gold
Centerra Gold
Coeur Mining
Detour Gold
Eldorado Gold
Fortuna Silver Mines
Hecla Mining
IAMGOLD
Kirkland Lake Gold
Klondex Mines
New Gold
OceanaGold
Semafo
Tahoe Resources
Torex Gold
2018 PSU Comparator Group
Guyana Goldfields
McEwen Mining
TMAC Resources

The Compensation Committee assesses executive compensation levels using a group of comparator companies, known as the compensation comparator group. These publicly-traded mining companies are similar to SSR Mining in profile and complexity, have similar market capitalization and are headquartered in Canada or the United States. These are the companies that SSR Mining primarily competes with for executive talent.
As a significant component of our executive long-term incentive (“LTI”) is performance-based through PSUs, a Total Shareholder Return (“TSR”) comparator group is used to assess achievement of our TSR compared to our peers. These publicly-traded precious metal mining companies are similar to SSR Mining in revenue and market capitalization, have exposure primarily to gold price, have both operations and projects, and reflect our competition for investment dollars.
2018 COMPANY PERFORMANCE
The Compensation Committee measures SSR Mining’s performance in absolute terms and relative (compared to other companies) terms as well as in short-term (annual) and long-term accomplishments. Short-term incentive (“STI”) awards are tied to the achievement of annual targets in the balanced scorecard (safety, operational, financial, environment, community support and growth) that contribute to long-term sustainable Shareholder value.
LTI awards are tied to absolute and relative measures, including relative TSR performance over a three-year period.
During the year, SSR Mining outperformed many of its peers due to the consistent delivery to plan at its mines, low cash costs that led to free cash flow generation, and exploration success across the project portfolio.
2018 Company Performance Highlights:

•
Achieved annual production and cost guidance: Achieved initial guidance for the seventh consecutive year by delivering gold equivalent production of over 345,000 ounces at cash costs of $736 per payable gold equivalent ounce sold.

•	Continued our track record of Mineral Reserves growth: Successful exploration activities in 2018 increased gold Mineral Reserves at the Marigold mine to 3.3 million ounces and at the Seabee Gold Operation to 608,000 ounces.

•
Declared commercial production at Chinchillas: The mine achieved commercial production on December 1, 2018, marking a major milestone as we reached sustainable ore delivery from the Chinchillas mine to the Pirquitas plant. In December 2018, the Pirquitas mill operated at 3,605 tpd, processing exclusively Chinchillas ore.

•
Investment in high-grade Las Chispas project: In the fourth quarter, we purchased 9.7% of the issued and outstanding common shares of SilverCrest Metals Inc. for $23 million. SilverCrest's Las Chispas project represents exposure to an exciting high-grade development project with exploration upside in a favourable mining jurisdiction and compelling near-term development catalysts.

•	Balance sheet remains strong: Cash and marketable securities totaled $449 million at year-end 2018 after project development and investments for 2019 growth and beyond.

KEY AREAS OF COMPENSATION FOCUS 2018
We regularly review our executive compensation programs to ensure they are aligned with creation of value for our Shareholders. We focus on performance relative to peer companies and against our business plans and strategy while maintaining good governance processes and practices. Within that context, we focused on the following in 2018:

•
The Compensation Committee worked throughout 2018 with Meridian Compensation Partners, LLC (“Meridian”), our independent compensation consultant, to ensure alignment of our compensation structure with key drivers of financial performance and creation of Shareholder value;

•	We conducted an annual CEO “pay for performance” analysis to assist Compensation Committee deliberations and confirm alignment with the compensation philosophy and Shareholder experience;

•	We increased executive salaries in 2018 by an average of 4% in line with market adjustments for mining executives;

•	We held our annual “Say on Pay” advisory vote as part of our 2018 Annual and Special Meeting and received a 97.13% approval result, as noted in more detail under “Say on Pay” below.

2018 CEO COMPENSATION
Corporate performance remains the single biggest factor affecting the Board’s decision on pay for SSR Mining’s Chief Executive Officer (“CEO”) and other executives. The CEO’s target compensation mix is 25% base salary and 75% at-risk compensation (25% STI and 50% LTI).

•	The LTI is awarded 50% as PSUs and 50% as Options. Relative TSR is the performance metric in our compensation plans due to its importance to Shareholders.

•
Meridian, our independent compensation consultant, conducted a benchmarking analysis of our executives’ compensation against the executives of our Compensation Comparator Group. As a result of this analysis, the CEO’s base salary was increased by 7% in 2018.

•	The CEO’s annual bonus for 2018 was $598,518, reflecting the company’s solid performance (114%) on the STI targets.

•	The CEO’s total direct compensation in 2018 was $2.15 million. This reflects corporate performance as assessed by the Compensation Committee.
CEO Realizable Pay Alignment
The Board’s aim is to pay executives for performance. Since a large portion of executive pay is provided in the form of equity compensation, the Compensation Committee believes it is important to note that total compensation for the Named Executive Officers (“NEOs”), as disclosed in “Executive Compensation Discussion and Analysis – 2018 Compensation Results – Summary Compensation Table” on page 47, includes the grant date value of Option- and Common Share-based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with the Shareholder experience.
Consequently, we believe it is also important to assess performance against realizable pay, which reflects compensation elements set out in the Summary Compensation Table on page 47 at the intrinsic value of compensation at a set point in time.

During 2018, the Compensation Committee compared relative performance against total realizable pay for CEOs of companies in our Compensation Comparator Group during the three-year period 2015-2017. The results in the chart below indicate strong alignment of our CEO’s realizable pay and the Company’s composite financial performance over the three-year period to December 31, 2017 relative to our compensation peers (see “Executive Compensation Discussion and Analysis – Performance Analysis – Pay for Performance Alignment” beginning on page 31 for more details).
“SAY ON PAY”
Pay for performance and alignment with Shareholders are the foundation of our executive compensation practices. The Board believes in continually enhancing our corporate governance practices and values the Shareholder perspective. Accordingly, we provide Shareholders the opportunity to vote on the Company’s approach to executive compensation through an annual “Say on Pay” advisory vote.
At the Company’s 2018 Annual and Special Meeting, 97.13% of Shareholders who voted, voted in favour of the Company’s non-binding resolution on executive compensation. The Company has had strong Shareholder support for its executive compensation program, obtaining favourable votes of 97.82% and 96.49% in 2017 and 2016, respectively.

CONCLUSION
The Compensation Committee is committed to working hard on behalf of the Board and overseeing all compensation matters in the best interest of SSR Mining and its Shareholders. While the feedback from our Shareholders on our approach to executive compensation was very positive last year, we continue to monitor developments in executive compensation and evolving solid practices to ensure our programs and decisions are appropriate.
Respectfully,

Compensation Committee

Steven P. Reid, Chair (until March 10, 2019)
Elizabeth A. Wademan, Chair (as of March 10, 2019)
Brian R. Booth
Beverlee F. Park

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
This Executive Compensation Discussion and Analysis provides a detailed description of the principles, structure and policies that form our executive compensation program.
While we pay our compensation in Canadian dollars, we report our financial results in U.S. dollars.
Unless otherwise stated, the 2018 amounts in the tables of this section, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.2952, the average exchange rate in effect for 2018. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar figures for 2017 and 2016 have been restated in the tables using the same exchange rate of 1.2952.
Introduction
We are engaged in the operation, acquisition, exploration and development of precious metals projects located in the Americas. SSR Mining’s vision is to be one of the world’s premier mining companies, providing exceptional Shareholder value by delivering excellence in all that we do. We will achieve our vision by driving Operational Excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects. The long-term nature of our business impacts the design of our compensation strategy and how we deliver compensation over time.
Compensation Philosophy
We believe that people are our principal source of competitive advantage. We are committed to Operational Excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. Our success depends upon a group of highly-qualified and motivated executives dedicated to consistent Operational Excellence and strong long-term performance of the Company. Highly-skilled and motivated executives greatly enhance our ability to produce superior results for our Shareholders and to be a leader in our industry.
Our compensation strategy is to provide a total compensation package that is competitive in the industry, is flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As we expand our business and seek to increase the number of operating mines in our portfolio, experienced talent will be developed internally as well as drawn from primarily mid-tier and senior producer companies within the mining industry.
Compensation programs will continue to emphasize “pay for performance” with each individual’s short- and long-term compensation and career advancement dependent upon both individual and Company performance, with the objective of increasing long-term Shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established processes or as otherwise determined in the discretion of the Board. We drive long-term Shareholder value by ensuring that our compensation programs include at-risk and equity-based compensation. Our compensation structure aligns the interests of our executives with Shareholders by rewarding performance that is designed, over time, to result in an increase in the value of our Shareholders’ investments in the Company.

Our at-risk compensation has three components (two of which are equity-based), all of which are linked to operational outcomes, financial results and our share price performance:

•	STI compensation which is earned to the extent that annual corporate objectives, financial targets, operational goals and individual objectives are met (no individual goals for CEO);

•	Options, the value of which depends entirely on our share price increasing; and

•	PSUs, which are earned based on our relative TSR performance against peers.
The compensation at risk for our CEO and other NEOs, as a percentage of target total compensation, is shown below:

Position	Percentage of Target Compensation at Risk
President and CEO	75%
Senior Vice Presidents	70%
Vice Presidents	60%
Organizational Strengths
Our executives are committed to delivering on our corporate strategy, improving our financial performance and creating long-term Shareholder value. We believe that we are well-positioned to build Shareholder value through the following key strengths:

•
We have a demonstrated ability to complete and integrate strategic transactions, as evidenced by our acquisition of the Marigold mine in Nevada, U.S., completed in April 2014, and our acquisition of Claude Resources in Saskatchewan, Canada, completed in May 2016;

•	We generate cash flow from our operating mines that we can use to fund growth through acquisitions and the exploration and development of further projects;

•	We have a geographically diverse project portfolio in the Americas and are focusing on the productive precious metals belts throughout this region;

•	We have a strong balance sheet that positions us to develop projects and make strategic acquisitions, with a working capital balance of $649.9 million at December 31, 2018; and

•	Our management team and Board have proven commercial, exploration, development and operating experience.
Performance Analysis
The following chart compares the total cumulative Shareholder return for C$100 invested in the Common Shares on January 1, 2014 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company. We have also included the cumulative total return of the GDX Market Vectors Gold Miners ETF (“GDX”) as we believe this is a more relevant index to compare with our cumulative total return. The Company formed part of the GDX index in 2018.

		For the Financial Years Ended
	Jan. 1, 2014	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2018
Common Shares of SSR Mining Inc.	100.0	79.1	97.2	163.0	150.2	218.0
S&P / TSX Composite Index	100.0	107.4	95.5	112.2	119.0	104.4
GDX Market Vectors Gold Miners ETF	100.0	94.9	84.8	125.2	129.9	125.1
In 2018, underlying gold and silver prices remained range-bound through the year. Due to strong operating performance, a low cost profile and the successful delivery of the Chinchillas project, SSR Mining’s share price outperformed both the peer group and gold and silver prices in 2018. The Company’s share price increased over the 5-year period ending December 31, 2018 and the grant value of compensation to NEOs has increased. The value of realizable pay has also increased, reflecting the positive TSR experienced by Shareholders.
Pay for Performance Alignment
The chart below provides a “pay for performance” analysis for all companies that comprise our compensation comparator group (see “Compensation Governance – Comparator Groups and Benchmarking – Compensation Comparator Group” beginning on page 35). The chart compares relative performance (based on TSR, net income growth, cash flow growth and return on assets) against total realizable pay for CEOs during the three-year period 2015-2017, the most recent period for which compensation data of our comparator companies was available at the time of the analysis.

SSR Mining vs. Compensation Peers
3-Year Avg. Performance Composite vs. 3-Year CEO Total Realizable Compensation
Performed Worse, Paid Higher
Performed Better, Paid Higher
Performed Worse, Paid Lower
Performed Better, Paid Lower
Total Realizable Pay Percentile Rank
Average Performance Composite Percentile Rank
100%
75%
50%
25%
0%
0%
25%
50%
75%
100%
SSRM

This chart illustrates alignment of our CEO’s realizable pay and the Company’s composite financial performance over the three-year period to December 31, 2017 relative to our compensation peers (the most recent period for which complete compensation and performance information is available for the peer companies), with Company performance better than CEO pay.
Compensation Governance
The Compensation Committee has established robust processes for the oversight and governance of compensation matters to ensure that executive compensation is aligned with both our corporate objectives and performance as a whole. In establishing and assessing achievement of performance objectives, the Compensation Committee reviews comparative analysis and benchmarking, evaluates business performance and considers input from senior management and independent advisors.
The Board is responsible for the oversight of compensation policies and programs and management of compensation risk at SSR Mining. The Compensation Committee assists the Board in fulfilling its responsibilities relating to matters of human resources and compensation and is responsible for:

•	Developing our director and executive compensation programs and policies in consultation with senior management and external advisors;

•	Assessing the performance of the CEO and senior executives and ensuring robust succession planning is in place;

•	Reviewing and making recommendations to the Board with respect to the compensation, including compensation criteria and incentives and annual performance review, of our CEO and senior executives;

•	Reviewing and providing guidance to the Board with respect to the compensation of the directors of SSR Mining;

•
Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by SSR Mining for the provision of compensation to employees of, directors of, and consultants to SSR Mining; and

•	Reviewing and approving the “Executive Compensation Discussion and Analysis” and disclosure of director and executive compensation contained in the Circular.
The following diagram depicts the Compensation Committee’s compensation oversight and approval process:
Compensation Committee Oversight and Approval Process

Compensation Committee
The members of the Compensation Committee in 2018 were Steven P. Reid (Chair), Brian R. Booth, Beverlee F. Park and Elizabeth A. Wademan. Effective as of March 10, 2019, the following changes were made to the Compensation Committee: Steven P. Reid stepped off the Committee to chair the Safety and Sustainability Committee; Elizabeth A. Wademan became the chair of the Committee; and Simon A. Fish became a member of the Committee.
All members of the Compensation Committee are, and during 2018 were, independent. Information on the experience of each of the members of our Compensation Committee is included below.

•
Steven P. Reid: Throughout many years in executive roles, Mr. Reid has been responsible for the selection and remuneration of senior executives in different countries. As a senior executive of Goldcorp Inc., Mr. Reid was involved in determining and establishing compensation levels and grading systems for a substantial workforce in several countries. Mr. Reid is the Chair of the Compensation Committee of the Board of Directors of Eldorado Gold Corporation and is the Chair of the Remuneration Committee of Gold Fields Limited.

•
Brian R. Booth: Mr. Booth has been the Chair and a member of the Compensation Committee in various public companies in the mining industry for over nine years. As President and Chief Executive Officer of Element 29 and past President and Chief Executive Officer of Pembrook Copper Corp. and Lake Shore Gold Corp., Mr. Booth gained extensive experience in the analysis, design and measurement of executive compensation programs.

•
Simon A. Fish: Mr. Fish is the Executive Vice President and General Counsel of BMO Financial Group and has held a number of executive roles previously with global organizations including Vale SA and Royal Dutch Shell. Mr. Fish has gained extensive experience in compensation programs during his time with these organizations. He is currently a member of BMO’s Compensation Oversight Committee with responsibility for overseeing the bank’s compensation plans, and pension and benefit programs.

•
Beverlee F. Park: Ms. Park has over 30 years of business experience and has held a number of executive leadership roles throughout her career with a range of responsibilities, including the Human Resources function in a public company. As such, Ms. Park has been responsible for the design and delivery of corporate wide compensation programs. In this role, she was also responsible for the public company reporting related to these programs. Ms. Park served on the Human Resources Committee of the Board of Directors of TransAlta Corporation until May 2018.

•
Elizabeth A. Wademan: Ms. Wademan is the Chair of the Compensation Committee of the Board of Torex Gold Resources and is the Chair of the Compensation and Corporate Governance Committee of BSR REIT. She has deep understanding of compensation plan design and performance measurement. Additionally, she has over 20 years of financial services experience as an accomplished investment banker. Her extensive understanding of the global mining sector, commodities, and securities are applicable to executive long-term incentive analysis and measurement. As former Managing Director and Head of Global Metals & Mining Equity Capital Markets in Investment Banking for BMO Capital Markets, Ms. Wademan brings a depth of knowledge to the Compensation Committee.

No member of the Compensation Committee: (a) had any interest in any material transactions involving SSR Mining during the fiscal year ended December 31, 2018; (b) was indebted to SSR Mining during the fiscal year ended December 31, 2018; or (c) was an officer or employee of SSR Mining during the fiscal year ended December 31, 2018.
None of our NEOs have served on the compensation committee or board of another company whose executive officers are members of the Compensation Committee.
Comparator Groups and Benchmarking
Compensation Comparator Group
The market for executive talent is very competitive, and consequently the Compensation Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent and ensure that the Company’s compensation is reasonable. In addition to market data, the Compensation Committee also considers the strategic importance and scope of the role, the seniority and performance of the incumbent within that role at the Company and internal equity.
The Compensation Committee regularly reviews compensation levels and compensation programs for the NEOs against compensation levels of the comparator companies noted below. The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Compensation Committee.
For 2018 benchmarking, our compensation comparator group criteria included the following:

•	Similar market capitalization to SSR Mining (generally 0.5x - 2.5x);

•	Publicly-traded mining companies with similar profile and complexity:

o	Multinational and similar stage company;

o	Similar risk profile: jurisdictional and financial;

o	Likely to be in precious metal mining; and

o	Widely held and trade on at least one major exchange;

•	Headquartered in Canada or the United States and draw on similar pool for talent; and

•	Consistent requirements for disclosure of compensation.

The 2018 comparator companies for benchmarking 2018 compensation are outlined in the following table. At time of comparator group selection, SSR Mining was positioned at approximately median in terms of market capitalization:

COMPARATOR GROUP FOR BENCHMARKING 2018 COMPENSATION
Alacer Gold (ASR.TO)	Hecla Mining (HL)
Alamos Gold (AGI.TO)	IAMGOLD (IMG.TO)
Argonaut Gold (AR.TO)	Kirkland Lake Gold (KL.TO)
B2Gold (BTO.TO)	Klondex Mines (KDX.TO)
Capstone Mining (CS.TO)	Nevsun Resources (NSU.TO)
Centerra Gold (CG.TO)	New Gold (NDG.TO)
Coeur Mining (CDE)	OceanaGold (OGC.TO)
Detour Gold (DGC.TO)	Pan American Silver (PAAS.TO)
Eldorado Gold (ELD.TO)	Semafo (SMF.TO)
First Majestic Silver (FR.TO)	Tahoe Resources (THO.TO)
Fortuna Silver Mines (FVI.TO)	Torex Gold Resources (TXG.TO)

TSR Comparator Group

Under the LTI plan, PSUs are granted to NEOs and vesting is based on achievement of our TSR compared to our TSR comparator group.
The TSR comparator group is determined based on the following criteria:

•	Precious metals segment (predominantly gold);

•	Similar revenue, market capitalization, operations and projects;

•	Trade on a major North American exchange;

•	Have a similar risk profile; and

•	Reflect our competition for investment dollars.
The TSR comparator group is reviewed for continued appropriateness and approved by the Board on an annual basis.

The following diagram shows the comparison between our compensation comparator group (those companies with whom we compete for people) and our TSR comparator group (those companies which whom we compete for capital):
Role of Management
Management implements the compensation structure approved by the Compensation Committee and the Board and makes recommendations for performance measures for individual and corporate objectives. Our CEO provides the Compensation Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the senior executives. Recommendations are also provided to the Compensation Committee for salary increases and STI and LTI awards for the executives. The Compensation Committee considers this advice as well as the advice provided by its independent compensation consultant when making compensation recommendations to the Board for approval.
Role of Independent Compensation Committee Consultant
Meridian has acted as the Compensation Committee’s independent compensation advisor since 2013. The mandate for Meridian is to maintain an overall monitoring role in regard to SSR Mining’s executive compensation programs and practices, and to support the Compensation Committee’s ongoing oversight of executive compensation matters and the fulfillment of its responsibility for compensation oversight. Meridian provides ongoing assistance to the Compensation Committee as it continues to review our executive and director compensation programs to ensure alignment with short- and long-term strategic objectives and the interests of Shareholders.

Fees Paid to Independent Compensation Consultant
The following table sets forth, by category, the fees billed by Meridian for the periods ended December 31, 2018 and December 31, 2017:

Fiscal Year	2018(1)	2017(1)
Executive compensation-related fees	$52,354	$69,201
All other fees	Nil	Nil
Total Fees	$52,354	$69,201

(1)	Invoices were received in Canadian dollars: amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2952 for 2018.
Executive Performance Evaluation and Succession Planning
Developing internal talent is a strategic priority for the Company. In order to support our growth initiatives, we need a strong bench of internal candidates for our key leadership positions.
The Company has a formal talent management program that was introduced in 2015. The program is designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing talent at all leadership levels, including the executive level. The executive team regularly discusses organizational talent and conducts talent review sessions on a quarterly basis. Development plans have been put in place for all senior level positions of the Company. The succession planning process also includes identification of interim replacements in the event of an emergency situation, which would require an immediate replacement of the CEO or any of his direct reports.
The Compensation Committee has responsibility for overseeing the performance evaluation of and succession planning for the CEO and the other executive officers.
The Compensation Committee receives an annual report from the CEO regarding the skills and competencies required for each executive role and the status and development requirements of internal succession candidates. The Compensation Committee also receives formal reports midway through the year and at year end on the performance evaluation leadership development progress for each of the executives.
Compensation Risk Management
The Compensation Committee has responsibility for oversight and management of compensation-related risk at SSR Mining. As part of its mandate, the Compensation Committee annually, and otherwise as considered necessary, reviews risks associated with the Company’s compensation philosophy, structure, policies and practices. The Compensation Committee is satisfied that the Company’s executive compensation structure does not create undue risks or promote inappropriate risk-taking behavior.
The following are key risk mitigation features of our compensation policies and practices:

•	Balanced scorecard for STI plan which includes operational, growth and sustainability measures, requiring that results be achieved in a balanced, sustainable manner;

•	Caps on STI and PSU awards, based on predefined plan provisions and calculation formulae including caps on payouts;

•	Proportionately greater award opportunity derived from the LTI plan compared to the STI plan, creating a greater focus on sustained Company performance over time;

•
Use of two distinct LTI vehicles which are strongly performance focused – PSUs and Options – the mix of Options which vest over three years and have a term of seven years and PSUs which cliff vest at the end of three years based on relative performance measures, provides a strong mix of whole share and leveraged equity;

•	A mix of relative and absolute performance measures in LTI design, including share price for the Options and PSUs and relative TSR for PSUs;

•
Regular annual awards of share-based compensation which provides overlapping vesting periods and maintains executives’ exposure to the risks of their decision making through their unvested share-based awards;

•	A custom performance peer group to measure relative performance for PSUs, which provides a vehicle for assessing achievement relative to other companies with similar commodity price exposure;

•	Share ownership requirements for the CEO and Senior Vice Presidents, monitored annually by the Compensation Committee, to ensure alignment with Shareholder interests over the long-term;

•	Compensation Committee and Board discretion to adjust payouts under both the STI plan and the LTI plan to, among other things, take into account the risks undertaken to achieve performance;

•
Incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total STI calculation, thereby enabling the Compensation Committee to direct a zero payout to any executive in any year if the individual executive performs poorly or engaged in activities that pose a financial, operational or other undue risk to the Company;

•
Formal recoupment policy applicable to both cash and equity compensation of all executives (the recoupment policy is more fully described in “Executive Incentive Compensation Recoupment Policy” below); and

•	Formal anti-hedging policy applicable to insiders, which includes all of the Company’s executive officers (the anti-hedging policy is more fully described in “Hedging of Securities” below).
The Compensation Committee has a risk assessment process to ensure that executive compensation continues to be appropriately structured and does not incent undue risk taking. Compensation risk management is also supported by the following additional practices at the Company:

•	The Company’s robust enterprise risk management system;

•	Board approval of annual budget and corporate performance objectives;

•	Wholly-independent Compensation Committee;

•	Independent advisor to the Compensation Committee;

•	Board approval of material transactions and expenditures;

•	Robust internal control over financial reporting; and

•	Annual attestation of and periodic training for governance policies, including the Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Compliance Policy.

Based on the risk assessment process, the Compensation Committee has a thorough understanding of the potential risks and mitigating factors associated with the Company’s executive compensation structure. Having assessed these risks and mitigating factors, the Board and the Compensation Committee believe that the compensation program does not incent executives to take excessive or inappropriate risks. The Company’s compensation approval process and other governance practices further mitigate executive compensation risks.
The Compensation Committee also stress-tests the range of total annual compensation payouts under various performance scenarios to ensure that the range of payouts appropriately rewards performance and is consistent with compensation opportunities in comparator companies. The Compensation Committee reviews the value of long-term incentives awarded (vested and unvested) to the CEO and Senior Vice Presidents under various share price performance scenarios and believes that the potential range of value realized for executives is aligned with Shareholder value creation.
Executive Incentive Compensation Recoupment Policy
The Board has approved an Executive Incentive Compensation Recoupment Policy that entitles it to require executives to (a) reimburse the Company for or (b) forfeit any bonus, STI award or LTI award if the:

•	Company is required to prepare an accounting restatement or correct a material error relating to material non-compliance with any applicable financial reporting requirement; and

•	Amount of the compensation that would have been awarded to the executive had the restatement not been required would have been lower than the amount actually awarded.
To date, this policy has not had to be applied.
Hedging of Securities
No director or officer of SSR Mining is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any SSR Mining securities granted as compensation or held, directly or indirectly, by such director or officer.
Trading of Securities
All directors, officers and employees, including the NEOs, are subject to the Company’s Insider Trading Policy, which prohibits trading of SSR Mining securities while in possession of material undisclosed information and during regular or special blackout periods.
Components of Compensation
Our executive compensation program is made up of four components that have different objectives and focus on performance over different time periods: base salary, STI compensation, LTI compensation, and benefits and perquisites.

The following diagram outlines our total compensation structure:
As illustrated below, a substantial portion of the target total compensation for our CEO and our other NEOs is provided through at-risk compensation that is dependent upon short- and long-term corporate performance and Common Share price appreciation. Any value ultimately realized by these executives is directly tied to the Company’s performance and Shareholder value.
COMPENSATION MIX

NEO compensation consists of the following components:

Components		Form	Period	Program Objectives and Details
Fixed	Base salary	Cash	Annual	Reflects an executive’s level of responsibility and accountability within the Company, as well as experience
Variable	Short-term incentives	Cash	Annual
•    Each executive has a target annual bonus (% of base salary)
•    Payouts range from 0% to a maximum of 200% of target
•    Linked to the achievement of specific financial, operational and growth objectives
•    Payouts are determined on the basis of a combination of individual and corporate performance (for CEO, corporate performance only)

	Long-term incentives	PSUs	3 year performance period
•    Aligns executive reward with Shareholder value delivered
•    Typically 50% of annual LTI award
•    Vesting is dependent on achievement of TSR performance relative to the TSR comparator group
•    PSUs are settled in cash or Common Shares purchased on the open market (or issued from treasury for grants made January 1, 2018 onwards)

		Options	3 year vesting period, term = 7 years	• Aligns executive reward with Shareholder value via share price increments only • Typically 50% of annual LTI award • Vesting is time-based
Other Elements of Compensation
Benefits	Group health, dental, insurance benefits, employee share purchase plan		Active employment only (same terms for all corporate employees)
	Retirement Benefits		The Company contributes 8% of the executive’s base salary to a Group Retirement Plan
Perquisites	Parking		Annual

At the Company’s 2017 annual and special meeting, Shareholders approved a share compensation plan (the “Share Compensation Plan”) to replace the Company’s Option plan, restricted share unit (“RSU”) plan and PSU plan for the award of Options, RSUs and PSUs to eligible persons for all grants effective on or after January 1, 2018.
Base Salary
Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company.
Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance and/or to reflect additional responsibilities.
Base salaries for each NEO are reviewed by our Compensation Committee and any proposed changes are approved by the independent members of the Board. For 2018, the base salary review was done in consultation with our CEO and Meridian. Our CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation. The Compensation Committee recommends all elements of the CEO’s compensation to the Board for approval.
Short-Term Incentive Compensation
The objective of our STI plan is to have a significant portion of compensation at risk to motivate executives to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.
The STI payouts reward the achievement of both corporate and individual objectives and is paid in cash. Corporate objectives are derived from the Company’s annual business plan and are approved by the Board. STI plan payouts are scaled depending on actual performance compared to the approved objectives.
The award formula is as follows:

The target STI plan award for executives ranges from 50% to 100% of base salary (actual payouts can range from 0 up to 200% of target for achievement of “stretch” objectives) and are weighted on achievement of corporate and individual objectives as follows:

	Target STI Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Individual Objectives
President and CEO	100	100%	N/A
Senior Vice Presidents	75	70%	30%
Vice Presidents	50	70%	30%
The “2018 Corporate Objectives” are set out in “Incentive Plan Awards – Short-Term Incentive Plan Results” below beginning on page 48. The CEO develops individual objectives for each of the senior executives, which are submitted to the Compensation Committee for review and recommendation to the Board for final approval.
We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Compensation Committee also retain the right to exercise discretion when making STI compensation recommendations to the Board to reflect extraordinary events and/or market conditions. There was no such discretion applied in 2018.
Long-Term Incentive Compensation
The objective of the LTI program is to ensure the appropriate level of long-term risk/reward to motivate executive performance and provide retention of senior management. The LTI program includes Options and PSUs. Option and PSU grants have equal dollar value at the time of grant and the total value of grants is based on the individual’s base salary and position in the Company. While not part of the regular LTI award structure for senior executives, the Company may grant RSUs to senior executives in exceptional circumstances.
The target LTI award is a multiple of salary, as indicated in the following chart:

	Target LTI Award % of Base Salary	Grant Value in Options	Grant Value in PSUs
President and CEO	200	50%	50%
Senior Vice Presidents	150	50%	50%
Vice Presidents	100	50%	50%
Stock Options
Option grants are made annually with an exercise price set at the market price of the underlying Common Shares, which is calculated as the greater of the: (a) closing price of our Common Shares on the TSX on the day preceding the applicable grant date; and (b) VWAP on the TSX for the five trading days preceding the applicable grant date. The vesting schedule for our Options is generally as follows: one-third of Options granted vest on each of the first, second and third anniversaries of the date of grant. The term for exercising Options is seven years.
The number and value of Options granted to each executive is reviewed by the Compensation Committee and approved by the Board. An option pricing model is used to determine the number of Options granted to achieve the target grant date value.

Performance Share Units
PSUs are intended to increase the alignment of executive risk/rewards measured by our TSR relative to our defined peer group. Under the LTI plan, executive participants are eligible for PSU grants on an annual basis, subject to Board approval.
The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the VWAP for the 30-day period immediately prior to the date of the award.
PSUs vest on the date on which the performance period ends, which is generally at the end of three calendar years. The number of PSUs that vest is based on achievement of the TSR comparator group as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the relative performance achieved. PSUs are paid out in cash to the participant or in Common Shares purchased in the open market (or in Common Shares issued through treasury for those granted January 1, 2018 onwards). The payout amount (in dollars) is determined by multiplying the number of PSUs vested by the 5-day VWAP (or the 30-day VWAP for those granted January 1, 2018 onwards) on the vesting date.
The performance percentage is determined as follows:

Performance Level (Relative TSR)	Payout (% of Grant Vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil
Benefits and Perquisites
We offer group life, health and dental benefits, vacation time and other benefits to employees on a market-competitive level, ensuring that benefit costs are prudently managed. We also make payments for term life insurance, disability insurance, and employee share purchase plan (“ESPP”) to employees. These benefits are made available to our NEOs. The Company contributes 8% of the executive’s base salary received for each pay period to a Group RRSP up to the annual contribution limit allowed by the Canada Revenue Agency (“CRA”). If the Group RRSP contribution reaches the CRA limit during the year, the Company then makes a notional contribution to a Supplemental Executive Retirement Plan (“SERP”), adopted by the Company in 2018. The notional contribution equals 8% of base salary received during each pay period, less the amount contributed to the Group RRSP during the same period. The investment return for the SERP is based on a target date mutual fund. The NEOs also receive a perquisite in the form of paid parking at the Vancouver corporate office.
Share Ownership Guidelines
In order to align executives’ interests with those of Shareholders and to mitigate against inappropriate risk taking, the Board approved and implemented the following share ownership guidelines for our CEO and Senior Vice Presidents in 2014:

Position	Share Ownership Requirement	Time to Comply from January 1, 2015 or Date of Hire or Appointment (whichever is later)
CEO	3 X base salary	5 years
SVPs	2 X base salary	5 years

In addition to Common Shares beneficially owned, half of the value of PSUs (the threshold level of vesting) and the full value of RSUs held by an executive officer are included when determining the value of Common Shares held by an executive. Executive officers are expected to use the after-tax cash proceeds from the exercise of Options or the vesting of PSUs and RSUs to achieve their share ownership requirement.
The following table summarizes the relationship between the share ownership position of the NEOs and the share ownership requirement applicable to each of them as at March 20, 2019 (in Canadian dollars).

Name/Title of CEO/SVP	Common Shares Beneficially Owned	Number of RSUs(1) Subject to Vesting	Eligible PSUs(1) Subject to Vesting	Value of Total Holdings(2) (C$)	Shareholding Requirements (C$)	Shareholding Requirements Met	Compliant
Paul Benson President and CEO	111,173	0	76,425	3,258,577	2,040,000	Yes	Yes
Gregory Martin Senior Vice President and CFO	19,479	0	35,375	952,814	849,400	Yes	Yes
Kevin O’Kane Senior Vice President and COO	1,132	0	11,600	221,155	968,200	No	On target (has until June 4, 2023)
W. John DeCooman Senior Vice President, Business Development and Strategy	2,214	0	21,725	415,820	675,200	No	On target (has until December 1, 2023)

(1)	100% of unvested RSUs and 50% of unvested PSUs count towards share ownership.

(2)	Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 20, 2019 (C$17.37).
The following sections provide information on the following executives who were determined to be the Company’s NEOs for the year ended December 31, 2018:

•	Paul Benson, President and CEO;

•	Gregory Martin, Senior Vice President and Chief Financial Officer (“CFO”);

•	Kevin O’Kane, Senior Vice President and Chief Operating Officer (“COO”);

•	Alan Pangbourne, former COO;

•	Jonathan Gilligan, former General Manager, Puna Operations; and

•	W. John DeCooman, Senior Vice President, Business Development and Strategy.

2018 Compensation Results
Summary Compensation Table
The table below shows the total compensation earned by our NEOs for the fiscal years ending December 31, 2018, 2017 and 2016. The 2018 compensation amounts in the summary compensation table, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.2952, the average exchange rate in effect for 2018. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar compensation paid in 2017 and 2016 has been restated in the summary compensation table using the same exchange rate of 1.2952.

Name and Principal Position	Year	Salary(1) ($)	Share- Based Awards(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Paul Benson President and CEO	2018 2017 2016	525,015 488,264 478,691	488,326 478,901 478,849	463,301 478,901 478,806	598,518 571,271 641,445	Nil Nil Nil	71,975 41,581 42,622	2,147,135 2,058,918 2,120,413
Gregory Martin Senior Vice President and CFO	2018 2017 2016	318,360 303,196 297,251	227,610 223,130 214,513	215,782 222,971 214,311	276,498 281,748 307,767	Nil Nil Nil	50,688 36,815 31,182	1,088,938 1,067,860 1,065,024
Kevin O’Kane Senior Vice President and COO(5)	2018 2017 2016	210,516 Nil Nil	Nil Nil Nil	565,154 Nil Nil	178,057 Nil Nil	Nil Nil Nil	62,958 Nil Nil	1,016,685 Nil Nil
Alan Pangbourne Former COO(6)	2018 2017 2016	150,942 362,261 355,158	271,890 266,489 260,737	257,916 266,548 260,616	113,206 293,433 351,741	Nil Nil Nil	1,432,284 41,339 41,298	2,226,238 1,230,070 1,269,550
Jonathan Gilligan Former General Manager, Puna Operations(7)	2018 2017 2016	242,686 270,229 270,229	135,324 135,437 135,351	128,229 135,154 135,157	129,034 225,845 189,079	Nil Nil Nil	944,370 37,417 112,808	1,579,643 804,082 842,624
W. John DeCooman Senior Vice President, Business Development and Strategy(8)	2018 2017 2016	253,081 245,707 240,889	122,909 120,821 118,190	116,737 120,555 117,944	148,433 161,064 161,037	Nil Nil Nil	56,552 25,798 24,221	697,712 673,945 662,281

(1)	NEOs are remunerated in Canadian dollars and amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2952 for 2018.

(2)
Amounts in this column represent the grant date value of PSUs. See detailed description of methodology and assumptions below this table under the heading “2018 Incentive Plan Awards – 2018 Share-Based Awards Valuation”.

(3)
Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO. For Mr. O’Kane in 2018, amount shown represents a new hire grant of 125,000 Options. See detailed description of valuation methodology and assumptions below this table under the heading “2018 Incentive Plan Awards – 2018 Option-Based Awards Valuation”.

(4)
All Other Compensation for NEOs is comprised of payments for health and dental benefits, term life insurance, disability insurance, group RRSP, SERP and ESPP payments made by the Company on their behalf, as applicable, and for Messrs. Martin, O’Kane, Pangbourne, and DeCooman payment for parking at the corporate office in Vancouver. Payment also includes $38,821 for relocation for Mr. O’Kane in 2018 and $1,971 for relocation for Mr. Benson in 2016. Payment also includes a one-time special bonus of $77,077 for Mr. Gilligan in recognition of his secondment to the General Manager leadership role at the Pirquitas mine in 2016. For Mr. DeCooman, payment includes $21,736 in 2018 for vacation accrued in previous years but not taken. Also included are termination payments for Messrs. Pangbourne and Gilligan as footnoted in (6) and (7) below. Payments made by the Company in respect of health and dental benefits, term life insurance, disability insurance, group RRSP and ESPP payments (which are made on behalf of all corporate employees of the Company) may comprise greater than 25% of the total perquisite value for individual NEOs.

(5)	Mr. O’Kane joined the Company as Senior Vice President and COO effective June 4, 2018 at an annual salary of C$470,000.

(6)	Mr. Pangbourne’s employment with the Company ceased and he received termination payment in the amount of $1,378,995 in 2018 in accordance with his Employment Agreement.

(7)	Mr. Gilligan’s employment with the Company ceased and he received termination payment in the amount of $903,096 in 2018 in accordance with his Employment Agreement.

(8)	Mr. DeCooman was promoted to Senior Vice President, Business Development and Strategy effective December 1, 2018.

The Company’s corporate targets for achievements on STI targets in 2018 are set out in the table below.

Incentive Plan Awards
Short-Term Incentive Plan Results
STI Plan – Corporate Objectives (100% weighting CEO; 70% other NEOs)
The Board approves STI targets each year based upon the recommendation of the Compensation Committee. When setting targets, the Board strives to make them challenging but achievable. The Compensation Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with the Safety and Sustainability Committee on our performance in meeting health, safety and environmental goals.

The following table sets out the Company’s STI targets and resulting achievements for 2018.

2018 Corporate STI Performance
Performance Measure		Weight	2018 Performance Range			Actual Result
			THRESHOLD (50%)	TARGET (100%)	STRETCH (200%)
OPERATING 45%
Improving Safety(1)	TRIFR	5%	TRIFR = 1.38	TRIFR = 1.24	TRIFR = 1.04	0%	Not Achieved
	Critical Risk Control Protocols	5%	95%+ compliance 2 most critical by site	95%+ compliance 4 most critical by site	95%+ compliance 6 most critical by site	3%	Threshold+
	Leadership Program	5%	Design complete	Pilots complete	Roll out at site	5%	Target
	If fatality occurs at any company location, entire safety metric defaults to 0
Safe Production	Marigold	5%	194K Au ozs	204K Au ozs	215K Au ozs	5.5%	Target+
	Seabee	5%	85K Au ozs	90K Au ozs	95K Au ozs	10%	Stretch
	Puna	5%	5.7M AgEq ozs	6M AgEq ozs	6.6M AgEq ozs	0%	Not Achieved
Direct Site Costs(2)	Marigold	5%	$805/oz	$765/oz	$730/oz	3%	Threshold+
	Seabee	5%	C$905/oz	C$860/oz	C$840/oz	10%	Stretch
	Puna	5%	$11.15/oz	$10.65/oz	$9.60/oz	6%	Target+
GROWTH 40%
Chinchillas Project Development		15%	Safety, ore delivery, and budget			14%	Threshold+
Reserve & Resource Replacement of Mined Depletion(3)	Marigold Reserve	3.75%	75%	100%	200%	5%	Target+
	Marigold Resource	3.75%	100%	150%	250%	0%	Not Achieved
	Seabee Reserve	7.5%	150%	200%	250%	15%	Stretch
Corporate Development		10%	Successful progress on strategically important transactions (subjective measure(4))			15%	Target+
SUSTAINABILITY 15%
Marigold Strategy		10%	Successful progress on strategically important initiatives (subjective measure(5))			17.5%	Target+
Project Pipeline		5%	Successful progress on various project initiatives(6)			5%	Target
		If major environmental incident occurs, entire sustainability score defaults to 0
		100%	Corporate Result Approved by the Board			114%
(1)    Employees and contractors.
(2)    Mining + maintenance + process + site G&A costs / payable oz.
(3)    Relative to Annual Reserve Statement at December 31, 2017 and associated price assumptions.
(4)    Performance assessment based on quality of M&A evaluations and transactions, including the SilverCrest Metals Inc. strategic investment and divestment of the San Marcial project.
(5)    Performance assessment based on several factors including enhancing safety culture, leadership transition, haul truck availability and material moved, mine planning and operational excellence advancement.
(6)    Performance assessment based on community engagement, technical studies and decisions on next phase on projects.
The Board approved a performance achievement of 114% on the 2018 corporate objectives.

2018 Incentive Plan Awards
STI Plan – Individual Objectives
For the NEOs other than the CEO, the individual performance component is weighted at 30% of the target bonus, with the ability to exceed target based on accomplishments of the individual.

The following table sets out the NEOs’ percentage target bonus, performance weighting, individual objectives for 2018 and achievements in relation to the objectives.

2018 NEO Individual Objectives
	Target Bonus as % of Base Salary	Performance Weighting		Nature of Individual Objectives	Individual Performance Achievements in Relation to Objectives
		Corporate Performance	Individual and/or Business Unit Performance
Paul Benson President and CEO	100%	100%	-	-	-
Gregory Martin Senior Vice President and CFO	75%	70%	30%	Enhance asset values Manage balance sheet Global IT Strategy Support strategy execution
Streamlined and reduced reporting time and resource usage. Merged Argentine entities to streamline process

Strategic business plans for each mine established. Initial work on refinancing options completed. Strong controls in place on cash management

Evolved cybersecurity defenses. Puna and Seabee fibre network established

Provided oversight on internal and external valuation work

Kevin O’Kane Senior Vice President and COO	75%	70%	30%	Safety Marigold optimization and maintenance improvement Puna Operational Excellence
Advanced safety strategic plan

Guided maintenance improvement initiatives. Optimization study on track for 2nd quarter of 2019

Chinchillas commissioned December 1, 2018 and delivered under budget. Support of new management team

Successful trial of automated drilling project

Jonathan Gilligan Former General Manager, Puna Operations(1)	50%	15%	85%	Safety performance Build and develop Puna leadership team Delivery of Chinchillas project	Safety threshold achieved for TRIFR Full leadership team placed for Puna and Chinchillas Chinchillas commissioned December 1, 2018 and delivered under budget
W. John DeCooman Senior Vice President, Business Development and Strategy	50%(2)	70%	30%	Position Company to complete value-adding transactions Management of Investor Relations program
Acquisition of property adjoining Marigold, equity placement in SilverCrest Metals Inc. and ongoing M+A reviews

Continued to expand the Investor Relations outreach. Institutional investors increased from 45% to 67% in 3 years

(1)	General Manager, Puna Operations weighting is split 15% corporate performance, 55% Puna Operations performance and 30% individual performance.

(2)	Mr. DeCooman was promoted to Senior Vice President, Business Development and Strategy effective December 1, 2018. His short term incentive target of 75% is effective January 1, 2019.

2018 Share-Based Awards Valuation
For compensation purposes, the number of PSUs is based on a target award as a percentage of salary divided by the VWAP for the 30-day period immediately prior to the date of the award.
The grant date fair value in the Summary Compensation Table set out above in “2018 Compensation Results – Summary Compensation Table” on page 47 is consistent with the accounting fair value recorded by the Company at the time of grant. The fair value of PSUs for accounting purposes is estimated based on the quoted market price of the Common Shares and our relevant ranking in the TSR comparator group as at the valuation date.
2018 Option-Based Awards Valuation
The value of Options granted in the years ended December 31, 2018, 2017 and 2016 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2018	2017	2016
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	1.88	1.00	0.63
Expected life (years)	4.2	4.2	4.2
Expected volatility (%)	55.8	60.9	59.5

Option pricing models require the input of highly qualitative assumptions. Changes in the subjective input assumptions can materially affect the estimated fair value of Options. The expected life of the Options considered such factors as the average length of time similar Option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. The grant date fair value in the Summary Compensation Table set out above in “2018 Compensation Results – Summary Compensation Table” on page 47 is the same as the accounting fair value recorded by the Company at the time of grant.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets out all outstanding Common Share- and Option-based awards for each NEO at December 31, 2018 (payout value of Options based on market value of C$16.50). Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.3643 at December 31, 2018.

	Option-Based Awards				Common Share-Based Awards(2)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of Common Share-based awards that have not vested ($)	Market or payout value of vested Common Share-based awards not paid out or distributed ($)(3)
Paul Benson	196,334 197,500 108,250 127,000	8.38 7.17 12.01 11.07	Aug 14, 2022 Jan 01, 2023 Jan 01, 2024 Jan 01, 2025	1,168,535 1,350,638 356,258 505,468	108,150	1,307,978	1,575,146
Gregory Martin	150,000 47,150 77,150 88,400 50,400 59,150	17.47 12.99 5.83 7.17 12.01 11.07	Jan 31, 2019 Jan 25, 2020 Jan 01, 2022 Jan 01, 2023 Jan 01, 2024 Jan 01, 2025	0 121,305 603,379 604,539 165,870 235,421	50,400	609,543	705,629
Kevin O’Kane	125,000	13.39	Jun 4, 2025	284,945	Nil	Nil	Nil
Alan Pangbourne	7,500 126,350 107,500 60,250 70,700	7.37 5.83 7.17 12.01 11.07	Jan 01, 2021 Jan 01, 2022 Jan 01, 2023 Jan 01, 2024 Jan 01, 2025	50,191 988,166 735,157 198,287 281,390	60,200	728,066	555,133
Jonathan Gilligan	18,584 20,367 35,150	7.17 12.01 11.07	Jan 01, 2023 Jan 01, 2024 Jan 01, 2025	127,090 67,029 139,899	30,250	365,847	445,229
W. John DeCooman	26,667 10,000 17,571 28,550 16,434 9,824 39,634 48,650 27,250 32,000	23.57 24.41 15.41 12.99 7.37 7.26 5.83 7.17 12.01 11.07	May 15, 2019 Dec 16, 2019 Jan 18, 2019 Jan 25, 2020 Jan 01, 2021 Jun 01, 2021 Jan 01, 2022 Jan 01, 2023 Jan 01, 2024 Jan 01, 2025	0 0 14,038 73,452 109,978 66,535 309,972 332,701 89,682 127,362	27,250	329,565	388,779

(1)
The value of the Options is based on a market value of C$16.50, the closing price per Common Share on the TSX as of December 31, 2018. These Options have not been, and may never be, exercised. Any actual gains will depend on the value of our Common Shares on the date the Options are exercised.

(2)
Common Share-based awards reflect PSUs granted to the NEOs. Included in this column are the 2017 and 2018 PSU grants. Value assumes vesting at 100% and is calculated based on a market value of C$16.50, the closing price per Common Share on the TSX as of December 31, 2018. These PSUs have not vested and may vest at a performance percentage significantly less than 100% and potentially may have no value at all.

(3)	Amounts in this column relate to the 2016 PSU grants that vested December 31, 2018 and were paid in January 2019.

	Annual Burn Rate(1) Securities-Based Compensation
Security	2018	2017	2016
Options	0.56%(3)	0.41%	0.77%
Performance Share Units(2)	0.29%	N/A	N/A
Restricted Share Units(2)	0.27%	N/A	N/A

(1)	Total Options granted in year/weighted average Common Shares outstanding in year.

(2)	PSUs and RSUs were all settled in cash. Grants made January 1, 2018 onwards may be settled in cash, in Common Shares purchased on the open market, or Common Shares issued from treasury.

(3)	Includes COO new hire grant of 125,000 Options in 2018.
Incentive Plan Awards – Value Vested or Earned During the Year
The following table shows:

•	Total value of Options that vested during 2018;

•	Total value of PSUs that vested in 2018; and

•	STI awards earned in 2018 and paid in 2019.
Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2952 for 2018.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
Paul Benson	711,332	1,659,181	598,518
Gregory Martin	232,370	743,275	276,498
Kevin O’Kane	Nil	Nil	178,057
Alan Pangbourne	292,411	584,750	113,206
Jonathan Gilligan	151,618	468,982	129,034
W. John DeCooman	132,344	409,520	148,433

(1)	Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their Options that vested in 2018, on the date they vested.

(2)	For each of Messrs. Benson, Martin, Pangbourne, Gilligan and DeCooman, amounts in this column relate to the 2016 PSU grant which vested on December 31, 2018.

(3)
Amounts in the column represent STI plan payments that were paid in March 2019 for performance in 2018. For Mr. O’Kane, this amount represents a pro-rated amount based on his hire date of June 4, 2018.

Termination and Change of Control Benefits
Employment Agreements
The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a “change of control” of the Company.

A “change of control”, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% or more of the Common Shares. “Good reason” will arise within twelve months following a change of control where a NEO is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.
Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.
Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.
Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company’s obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his confidentiality obligations.
The tables below summarize the termination and change of control benefits provided to our NEOs:
Termination Benefits

Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability or Retirement	Death
Base Salary – CEO	No payment	24 months	No payment	No payment	No payment
Base Salary – other NEOs	No payment	24 months	No payment	No payment	No payment
Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years	No payment	No payment	No payment

Type of Compensation		Separation Event
		Resignation	Termination without Cause	Termination with Cause	Disability or Retirement	Death
Options	Granted prior to 2018	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire on date of termination	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire on the first anniversary of the date of death
	Granted 2018 and onwards	Expire 30 days after the termination date	Unvested Options will vest immediately prior to termination date on a pro-rata basis and expire 90 days after termination date	Expire on date of termination	All unvested Options will continue to vest for 3 years from termination date and expire 3 years from termination	All unvested Options vest immediately and expire on the first anniversary of the date of death
PSUs	Granted prior to 2018	Unvested PSUs are forfeited(1)	Unvested PSUs are forfeited(1)	Unvested PSUs are forfeited(1)	Compensation Committee has discretion to accelerate vesting and determine performance percentage to be applied	Compensation Committee has discretion to accelerate vesting and determine performance percentage to be applied
	Granted 2018 and onwards	Unvested PSUs are forfeited	Unvested PSUs vest on a pro-rata basis. Performance Percentage determined at the end of the Performance Period and PSUs redeemed at the end of the Performance Period	All vested and unvested Share Units are forfeited	All unvested PSUs will continue to vest for 3 years and expire 3 years from Termination Date. Performance Percentage based on actual performance	All unvested PSUs vest and redeemed immediately at a Performance Percentage of 100
RSUs	Granted prior to 2018	RSUs are forfeited(1)	RSUs are forfeited(1)	RSUs are forfeited(1)	Compensation Committee has the discretion to accelerate vesting	Compensation Committee has the discretion to accelerate vesting
	Granted 2018 and onwards	Unvested RSUs are forfeited	Unvested RSUs vest on a pro-rata basis and redeemed immediately	All vested and unvested RSUs are forfeited	All unvested RSUs will continue to vest for 3 years from the Termination Date. Expire in 3 years from Termination Date	All unvested RSUs vest and redeemed immediately

(1)	Unless otherwise determined by the Compensation Committee.

Change of Control Benefits

Type of Compensation		Separation Event
		Change of Control (without Termination)	Change of Control (Termination)
Base Salary – CEO		No payment	24 months payable if terminated without cause by Company or by CEO for good reason
Base Salary – other NEOs		No payment	24 months payable if terminated without cause by Company or by NEO for good reason
Short-term Incentive Plan		No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years if terminated without cause by Company or by NEO for good reason
Options	Granted prior to 2018	All Options vest immediately upon a change of control	All Options vest immediately upon a change of control
	Granted 2018 and onwards	No automatic single trigger vesting	All Options vest on termination date
PSUs	Granted prior to 2018	All unvested PSUs vest 100%, or at a percentage at the Committee’s discretion and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control(1)	All unvested PSUs vest 100%, or at a percentage at the Committee’s discretion and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control(1)
	Granted 2018 and onwards	No automatic single trigger vesting	All unvested PSUs vest immediately on termination date. Committee discretion to vest between target and maximum performance
RSUs	Granted prior to 2018	All unvested RSUs vest and redeemed immediately(1)	All unvested RSUs vest and redeemed immediately(1)
	Granted 2018 and onwards	No automatic single trigger vesting	All unvested RSUs vest and redeemed immediately

(1)	Assumes acquirer does not continue the PSU or RSU plan, as applicable.
Amounts Payable on Termination without Cause
The table below sets out the estimated incremental payments that would have been due to each of the NEOs in the event of a termination without cause assuming termination on December 31, 2018. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the US dollar/Canadian dollar exchange rate of 1.3643 at December 31, 2018.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	Share-Based Awards ($)(1)	All Other Compensation ($)	Total ($)
Paul Benson	996,848	1,099,812	2,068,955	217,936	14,565	4,398,116
Gregory Martin	604,471	544,165	1,127,708	101,580	13,658	2,391,582
Kevin O’Kane	688,998	516,749	Nil	Nil	6,653	1,212,400
W. John DeCooman	480,525	440,304	795,773	54,853	13,077	1,784,532

(1)
Amounts in this column represent payment for PSUs granted from January 1, 2018 onwards, which vest in an amount proportionate to the elapsed performance period on termination date. Value assumes performance factor of 100%.

Amounts Payable on Termination on Change of Control
The table below sets out the estimated incremental payments that would have been due to each of the NEOs for termination on a change of control assuming termination on December 31, 2018. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.3643 at December 31, 2018.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(1)	Share-Based Awards ($)(2)	All Other Compensation ($)	Total ($)
Paul Benson	996,848	1,099,812	3,380,898	1,041,624	14,565	6,533,747
Gregory Martin	604,471	544,165	1,730,513	485,433	13,658	3,378,240
Kevin O’Kane	688,998	516,749	284,945	Nil	6,653	1,497,345
W. John DeCooman	480,525	440,304	1,123,720	262,401	13,077	2,320,027

(1)
Assumes no exchange of Options held by NEOs and the vesting of all outstanding Options. Calculated based on the difference between the closing price of our Common Shares on the TSX on December 31, 2018 (C$16.50) and the exercise price of the Option.

(2)
Assumes that the acquirer does not continue the PSU plan. PSUs granted prior to 2018 are paid out in an amount proportionate to the elapsed performance period at the date of the change in control. All PSUs granted from January 1, 2018 onwards vest immediately on the date of termination. Value assumes performance factor of 100%.

GOVERNANCE
About the Board
The mandate of our Board is to supervise management in its day-to-day conduct of our business and affairs.
The Board has a written charter that sets out its duties and responsibilities, including:

•	Reviewing and approving strategic plans prepared or updated by management and monitoring progress in relation to strategic plans;

•	Reviewing and approving programs and budgets for each fiscal year and monitoring the progress of programs and budget against approved objectives;

•	Monitoring the integrity of our financial statements;

•	Monitoring our compliance with legal and regulatory requirements;

•	Monitoring and evaluating the performance of management, establishing compensation programs and succession planning and determining compensation of the CEO and senior management;

•	Overseeing management’s implementation of environmental, community and health and safety policies and programs;

•	Assisting management in identifying our principal business risks; and

•	Ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of the Shareholders.
The full text of the charter is attached to the Circular at Schedule “A”.

The Company is listed on both the TSX and Nasdaq. Although the Company is not required to comply with all of Nasdaq’s corporate governance requirements as if it were a U.S. corporation, our governance practices comply with Nasdaq requirements as if we were a U.S. domestic issuer.
Position Descriptions
The Board has developed written position descriptions for the Chair of the Board and each of its committees. The Chair of the Board is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the position description. The Board also requires that each chair of a committee, among other things, ensures: (a) effective functioning of the committee; (b) that responsibilities and obligations of the committee are met; and (c) that the committee is organized to function independently of management.
The Board has developed a written position description for the CEO that specifies his responsibilities for the day-to-day operations of the Company, including: (i) reviewing and implementing strategies to advance the Company’s mission and objectives and to promote revenue, profitability and growth as an organization; (ii) budgeting and monitoring performance against budget; and (iii) identifying opportunities and risks and implementing appropriate risk mitigation strategies. The CEO is required to provide leadership and oversee the Company’s operations to ensure production efficiency, quality, service, and cost-effective management of resources.
Director Independence
A director is independent if he or she has no direct or indirect material relationship with the Company that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director will automatically be considered to have a material relationship with the Company.
All of our directors are considered to be independent other than Mr. Benson because he is our President and Chief Executive Officer. In addition, the Chair of the Board and all members of our Board committees are independent.
The independent directors hold regularly scheduled and ad hoc meetings without non-independent directors and members of management. At each regularly scheduled meeting of the Board, the Audit Committee and the Compensation Committee, the independent directors hold in-camera sessions. In-camera sessions at other committee meetings are held as considered necessary. In the year ended December 31, 2018, in-camera sessions without members of management present were held at six of six Board meetings, four of five Audit Committee meetings, five of six Compensation Committee meetings, two of two CGN Committee meetings and four of four Safety and Sustainability Committee meetings.

Other Directorships
In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director(1)	Reporting Issuer(s) or Equivalent(s)
Beverlee F. Park	Teekay LNG Partners TransAlta Corporation
Steven P. Reid	Eldorado Gold Corporation Gold Fields Limited
Elizabeth A. Wademan	Torex Gold Resources Inc. BSR REIT

(1)	Mr. A.E. Michael Anglin is included in the majority slate of director candidates for election to the Hudbay Mineral Inc. board at its 2019 annual meeting of shareholders.
None of the directors of the Company currently serve together on the board of any other reporting issuers or reporting issuer equivalents.
Director Attendance
During the fiscal year ending December 31, 2018, the attendance record of the directors at Board and committee meetings was as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (6 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee (6 Meetings)	Corporate Governance and Nominating Committee (2 Meetings)	Safety and Sustainability Committee (4 Meetings)	Attendance Rate
A.E. Michael Anglin	6	-	-	2	-	100%
Paul Benson	6	-	-	-	-	100%
Brian R. Booth	6	-	6	-	4	100%
Simon A. Fish	6	5	-	2	-	100%
Gustavo A. Herrero	6	5	-	2	-	100%
Beverlee F. Park	6	5	6	-	4	100%
Richard D. Paterson	6	5	-	2	-	100%
Steven P. Reid	6	-	6	-	4	100%
Elizabeth A. Wademan	6	-	6	-	4	100%
Ethical Conduct
Our Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements.

The Board has approved the Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Compliance Policy to support the Company’s commitment to ethical business conduct. Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the Company’s other governance policies. The Audit Committee receives a report on the annual acknowledgements. The Chair of the Audit Committee receives reports of any incidents arising under these policies and is responsible to ensure appropriate investigation and reporting to the Audit Committee and the Board.
The Code of Conduct has been filed under SSR Mining’s profile on SEDAR at www.sedar.com and is available on the Company’s website at www.ssrmining.com. No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.
Conflicts of Interest
We are not aware of any existing or potential conflicts of interest between the Company and any of our directors or officers.
If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with applicable laws. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.
Board Committees
The Board has established four standing committees to assist it to carry out its mandate: the Audit Committee; the Compensation Committee; the CGN Committee; and the Safety and Sustainability Committee.
The following table sets out the current members of the standing committees:

Name	Audit	Compensation	Corporate Governance & Nominating	Safety & Sustainability
A.E. Michael Anglin	-	-	✓	-
Brian R. Booth	-	✓	✓	-
Simon A. Fish	-	✓	-	✓
Gustavo A. Herrero	✓	-	✓ Chair	-
Beverlee F. Park	✓ Chair	✓	✓	-
Richard D. Paterson	✓	-	-	✓
Steven P. Reid	✓	-	-	✓ Chair
Elizabeth A. Wademan	-	✓ Chair	-	✓
All committee charters are reviewed annually and are posted on our website at www.ssrmining.com.

Audit Committee
All members of the Audit Committee are, and the members of the Audit Committee during 2018 were, independent and financially literate as defined under National Instrument 52-110 – Audit Committees. Ms. Park and Mr. Paterson are our Audit Committee financial experts.
The Audit Committee is responsible for:

•	Overseeing financial reporting, internal controls, the internal audit function, the audit process and the establishment of “whistleblower” and related policies;

•	Recommending the appointment of the independent auditor and auditor compensation, and reviewing the annual audit plan;

•	Pre-approving audit, audit-related and tax services to be provided by the independent auditor; and

•	Reviewing and recommending approval to the Board of our annual and quarterly financial statements and management’s discussion and analysis and our annual information form.
Additional information concerning the independent auditor, including the fees paid for services provided in the last two fiscal years, is contained in the Company’s Annual Information Form (or Annual Report on Form 40-F) for the fiscal year ended December 31, 2018 which has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).
Compensation Committee
Disclosure regarding the Compensation Committee is provided in the Circular under the heading “Executive Compensation Discussion & Analysis – Compensation Governance” beginning on page 32.
Corporate Governance and Nominating Committee
All members of the CGN Committee are, and all members of the CGN Committee during 2018 were, independent.
The CGN is responsible for:

•	Reviewing the corporate governance policies and procedures of the Company;

•	Identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of Shareholders;

•	In the event of any vacancy on the Board, identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

•	Recommending to the Board, on an annual basis, director nominees for each Board committee.

Nomination of Directors; Diversity
The CGN Committee has responsibility for, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and nominees for appointment to committees of the Board. The CGN Committee is also responsible for analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.
The CGN Committee annually undertakes an assessment of desired board skills and competencies required to provide effective oversight for the execution by management of the Company’s strategic objectives. As part of the annual Board assessment process, directors answer questions relating to board composition, required experience and competencies and complete a skills matrix. The CGN Committee reviews this information to evaluate whether the current directors reflect the required mix of skills and experience and to determine whether a search should be undertaken for additional or replacement directors.
In reviewing potential director candidates, the CGN Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. We seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of skills, expertise, experience and backgrounds. Pursuant to our Board Diversity Policy, for purposes of Board composition, diversity includes, but is not limited to, skills, business experience, education, geography, age, gender, ability and ethnicity.
The CGN Committee will assess the skills, expertise, experience and backgrounds of our directors annually, in light of the needs of the Board, including the extent to which the current composition of our Board reflects a diverse mix of identified competencies.
The CGN Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. If such external consultants or advisors are retained, we will direct them to deliver a gender-balanced slate of “equally qualified” potential director candidates. The CGN Committee then makes recommendations to the Board regarding potential candidates.
Safety and Sustainability Committee
All members of the Safety and Sustainability Committee are, and all members of the Safety and Sustainability Committee during 2018 were, independent directors.
The duties and responsibilities of the Safety and Sustainability Committee include:

•	Reviewing and confirming the Company’s systems in the areas of safety, health, security, environment and community relations;

•
Annually and as required, reviewing and monitoring the safety, health, security, environment and community relations performance against the Company’s established systems and report performance to the Board;

•	Assessing the effectiveness of the Company’s safety, health, security, environment and community relations practices and policies to, in particular, identify and manage risks;

•	Monitoring management’s action plans to address emerging issues and ensuring sufficient resources are allocated to address safety, health, security, environment and community relations matters;

•
Ensuring that any aspects of safety, health, security, environment and community relations that may materially affect the Company’s current or future position, including compliance with legal and regulatory requirements, are reported to the Board and in accordance with the risk management process of the Audit Committee; and

•	Reviewing the scope of potential environmental liabilities and obligations and the adequacy of the systems that manage and monitor these liabilities and obligations.

Orientation and Continuing Education
New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company’s business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.
All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.
Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company’s advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments.
A strategy meeting is organized, generally on an annual basis, with presentations relevant to the Company’s business and strategic objectives and is usually coordinated with a visit to a Company site to increase directors’ knowledge of and familiarity with the Company’s operations. In 2018, certain directors attended site visits to each of the Seabee Gold Operation in Saskatchewan, Canada and the Marigold mine in Nevada, U.S. in June, and Puna Operations in Jujuy, Argentina in September. The directors also attended a strategy meeting with management at the Company’s offices in Vancouver, British Columbia in November.
In addition to periodic presentations on topics relevant to matters for discussion at Board and committee meetings, the following presentations and education sessions were provided to the directors in 2018:

Date	Topic
February 2018	Market Update and Recent M&A Transactions
May 2018	Geopolitical Landscape in Mexico
August 2018	Update on Mining Sector
November 2018	Corporate Social Responsibility and Sustainable Mining
Global Economic Outlook
Qualitative Trading Strategies and the Gold Sector
Consolidation: Gold Sector Analysis

At its meeting in February 2019, the CGN Committee reviewed a proposed director education program for 2019 on topics including updates on industry, investor landscape and global economic outlook, current trends in corporate governance and gender diversification, cyber security and information technology relevant to the mining industry, innovation in mining, leading approaches in corporate social responsibility, and developments in shareholder activism.
To facilitate access to director education, all of our directors are members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.
Assessments
The CGN Committee annually reviews the overall effectiveness of the Board as a whole, the committees of the Board, the Chair of the Board and each committee, and individual directors. Individual performance is assessed based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and committees. The CGN Committee may periodically resort to third party assessments.
For 2018, assessments were undertaken through formal questionnaires and individual discussions between the Chair of the Board and each director. The assessments explored views of the members in the following key areas:

Area	Items Assessed
Board Assessment
Board meetings, organization, structure, composition, leadership and culture, diversity, information and resources, management, strategy and plans, risk identification and mitigation, financial and corporate issues, policies and procedures, communication, roles and responsibilities, and effectiveness.

Committee Assessment	Committee meetings, composition, mandate, operations and effectiveness.
Director Peer Evaluation	Preparedness, contribution and participation, knowledge of the business, and required skills and expertise.
Director Self-Evaluation	Preparedness, contribution and participation, knowledge of the business, and required skills and expertise.
Overall Comments and Performance	General comments on the effective working relationships of the Board and committees, and the overall performance of the Board, committees, individual members and general company matters.
The assessment process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make any necessary recommendations to the Board for adoption regarding the process to be followed and the issues to be explored. The CGN Committee requests each director to complete the Board and committee assessments and the director self-evaluation for return to the Company’s Corporate Secretary to summarize the results for the CGN Committee Chair. The CGN Committee Chair then reports the results to the CGN Committee and the Board. In 2018, the CGN Committee also requested each director to complete the director peer evaluation for return to the Chair of the Board on a confidential basis to summarize the results and discuss with each individual director the results of both the director self-evaluation and peer evaluation.

DIRECTOR COMPENSATION
In 2018, our directors received the following compensation for serving on our Board:

•	Each director, other than the Chair of the Board, receives an annual director retainer of C$60,000;

•
The Chair of the Board receives an annual Board Chair retainer fee of C$125,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee;

•	The Audit Committee chair receives an annual retainer of C$15,000;

•	The Compensation Committee chair receives an annual retainer of C$10,000;

•	The other committee chairs receive an annual retainer of C$5,000;

•	Retainer fees may be paid in either cash or DSUs, at the election of the individual director; and

•	Directors are also provided an annual DSU award equivalent in value to C$110,000 for individual directors and C$170,000 for the Chair, paid quarterly.

In addition, a travel fee of C$4,500 per trip is payable to directors resident outside North America for attendance at Board meetings or site visits in North America. Directors are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors. The costs of director health assessments for high altitude are also covered by the Company.
The Compensation Committee periodically reviews Board compensation and recommends changes to director compensation when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.
Effective as of January 1, 2019, our Board approved certain amendments to director compensation such that (a) each director, other than the Chair of the Board, will receive an annual director retainer of C$90,000 and (b) the Chair of the Board receives an annual Board Chair retainer fee of C$155,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee for serving on our Board in 2019.
The Board has also established share ownership guidelines for our directors. We expect each director to accumulate at least C$400,000 (C$750,000 in the case of the Chair) of value in the Common Shares and/or DSUs, valued based on the greater of the acquisition cost and the market value, determined based on the 30-day VWAP of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the day immediately preceding the applicable date, to be achieved by the later of: (a) January 1, 2018; and (b) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. As long as a director’s total cost base for Common Shares or DSUs he or she has acquired exceeds C$400,000 (or C$750,000 in the case of the Chair), he or she will not be required to make up any shortfall in the value of his or her existing holdings.

The following table sets out all amounts of compensation provided to our directors, other than Mr. Benson, for the year ended December 31, 2018. Mr. Benson, our President and CEO, does not receive additional remuneration for his service as a director.

Name	Retainer Fees ($)(1)(3)	Share-Based Awards ($)(2)(3)	Option-Based Awards ($)(4)	All Other Compensation ($)(3)	Total Compensation ($)(3)
A.E. Michael Anglin	96,510	131,254	N/A	Nil	227,764
Brian R. Booth	50,185	84,929	N/A	Nil	135,114
Simon A. Fish	46,325	84,929	N/A	Nil	131,254
Gustavo A. Herrero(5)	50,185	84,929	N/A	17,372	152,486
Beverlee F. Park	46,325	84,929	N/A	Nil	131,254
Richard D. Paterson	57,906	84,929	N/A	Nil	142,835
Steven P. Reid	54,046	84,929	N/A	Nil	138,975
Elizabeth A. Wademan	46,325	84,929	N/A	Nil	131,254

(1)
Amounts in this column represent the annual retainer fees for service as a director and committee member. Directors may elect to take all or a portion of those fees in cash and/or DSUs (see table below for further detail).

(2)	The amounts in this column represent the annual DSU award provided to directors for 2018.

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2952 for 2018.

(4)	No Options are held by directors. Directors are not eligible participants under the Share Compensation Plan.

(5)	Mr. Herrero, who resides outside North America, receives a travel fee of C$4,500 for each Board meeting or site visit attended in North America.
DSU Plan
The Board adopted a DSU plan effective July 1, 2008, as amended from time to time, to more closely align the interests of our directors with the interests of the Shareholders. Our directors are not eligible for Option awards.
Under the DSU plan: (a) directors are awarded annual DSU grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of the Common Shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on the Common Shares, if any, while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board, at which point 50% of such director’s DSUs will be automatically redeemed (i) three months after the date such director ceases to be a member of the Board and (ii) the earlier of the date that is (1) fifteen months from the date such director ceases to be a member of the Board and (2) December 31 of the year following the date such director ceases to be a member of the Board. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Common Shares at the time of redemption.
The following table sets out the compensation provided to our directors, other than Mr. Benson, taken in cash and DSUs, for the year ended December 31, 2018.

Name	Retainer Fees ($)(1)	Annual DSU Grant ($)(1)	Total Compensation Earned ($)(1)	Compensation Taken in DSUs ($)(1)	Compensation Taken in Cash ($)(1)
A.E. Michael Anglin	96,510	131,254	227,764	227,764	Nil
Brian R. Booth	50,185	84,929	135,114	84,929	50,185
Simon A. Fish	46,325	84,929	131,254	131,254	Nil
Gustavo A. Herrero(2)	50,185	84,929	152,486	84,929	67,557
Beverlee F. Park	46,325	84,929	131,254	84,929	46,325
Richard D. Paterson	57,906	84,929	142,835	142,835	Nil
Steven P. Reid	54,046	84,929	138,975	98,441	40,534
Elizabeth A. Wademan	46,325	84,929	131,254	131,254	Nil

(1)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2952 for 2018.

(2)	Mr. Herrero, who resides outside North America, receives a travel fee of C$4,500 for each Board meeting or site visit attended in North America.
Outstanding Option- and Share-Based Awards
The following table sets out all outstanding Option- and Common Share-based awards for each of our directors, other than Mr. Benson, at December 31, 2018.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of DSUs that have Not Vested (#)	Market or Payout Value of DSUs that have Not Vested ($)	Market or Payout Value of Vested DSUs Not Paid Out or Distributed ($)(2)
A.E. Michael Anglin	N/A	N/A	N/A	N/A	Nil	Nil	1,666,872
Brian R. Booth	N/A	N/A	N/A	N/A	Nil	Nil	248,774
Simon A. Fish	N/A	N/A	N/A	N/A	Nil	Nil	172,717
Gustavo A. Herrero	N/A	N/A	N/A	N/A	Nil	Nil	1,071,663
Beverlee F. Park	N/A	N/A	N/A	N/A	Nil	Nil	716,453
Richard D. Paterson	N/A	N/A	N/A	N/A	Nil	Nil	1,556,517
Steven P. Reid	N/A	N/A	N/A	N/A	Nil	Nil	848,888
Elizabeth A. Wademan	N/A	N/A	N/A	N/A	Nil	Nil	172,717

(1)	No Options are held by directors. Directors are not eligible participants under the Share Compensation Plan.

(2)
Amounts in this column reflect the value of the aggregate number of DSUs received by directors for their annual DSU award and retainer fees taken in DSUs. DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Amounts are calculated based on the closing price of our Common Shares on the TSX on December 31, 2018 (C$16.50) and converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.3643 at December 31, 2018.

DSU Plan Awards – Value Vested or Earned During the Year
The following table sets out the value of the annual DSU grant and retainer fees paid in DSUs provided to each of our directors, other than Mr. Benson, vested or earned during the year ended December 31, 2018:

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)(3)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
A.E. Michael Anglin	N/A	315,705	N/A
Brian R. Booth	N/A	117,720	N/A
Simon A. Fish	N/A	181,931	N/A
Gustavo A. Herrero	N/A	117,720	N/A
Beverlee F. Park	N/A	117,720	N/A
Richard D. Paterson	N/A	197,984	N/A
Steven P. Reid	N/A	136,449	N/A
Elizabeth A. Wademan	N/A	181,931	N/A

(1)	No Options are held by directors. Directors are not eligible participants under the Share Compensation Plan.

(2)
DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Amounts contained in this table are calculated based on the closing price of our Common Shares on the TSX on December 31, 2018 (C$16.50).

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2952 for 2018.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2018, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Securities to be Issued Upon Settlement of Full-Value Awards	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	2,638,749	10.35	587,490	4,621,937
Equity compensation plans not approved by security holders	Nil	Nil	Nil	Nil
Total	2,638,749	10.35	587,490	4,621,937

(1)
Numbers in this row refer to Options to purchase securities of the Company or issuance of treasury shares to settle full-value awards (PSUs and RSUs) pursuant to the Share Compensation Plan. Full-value awards granted from January 1, 2018 onwards may be settled in cash, in Common Shares purchased on the open market, or Common Shares issued from treasury. The maximum number of shares reserved for issuance under the Share Compensation Plan, together with all of the Company’s other plans that provide for the issuance from treasury of Common Shares (collectively, the “Aggregate Plans”), is limited to 6.5% of the Company’s issued and outstanding Common Shares from time to time (i.e., on a “rolling” basis).

If all 2,638,749 Options outstanding at December 31, 2018 were exercised for Common Shares, and all 587,490 Full Value Awards outstanding at December 31, 2018 were settled with Common Shares issued from treasury, the Common Shares which would be issued upon such exercise and settlement would total approximately 2.67% of the issued and outstanding Common Shares at December 31, 2018 on a non-diluted basis.
SHARE COMPENSATION PLAN
At the Company’s 2017 annual and special meeting, Shareholders approved the Share Compensation Plan to replace the Company’s Option plan, RSU plan and PSU plan for the award of Options, RSUs and PSUs to Eligible Persons for all grants effective January 1, 2018. The Share Compensation Plan allows for settlement of all awards with Common Shares issued from treasury, which provides an opportunity for Eligible Persons to maintain share ownership for longer periods, and provides consistent provisions across all three types of share-based award.
All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the Share Compensation Plan, which is available on SEDAR under SSR Mining’s profile at www.sedar.com.

Administration of the Share Compensation Plan
The Share Compensation Plan is administered by the Board, taking into consideration any recommendations from the Compensation Committee. Subject to the provisions of the Share Compensation Plan, applicable laws and any approvals required of any regulatory authorities, the Board has the power and authority to administer and implement the Share Compensation Plan, including determining the types and number of Awards to be granted and the terms of such Awards. Furthermore, except as otherwise specified in the Share Compensation Plan, all determinations and interpretations under the Share Compensation Plan or any Award are within the sole discretion of the Board. Subject to certain restrictions, the Board may delegate to the Compensation Committee or any director, officer or employee of the Company duties and powers of the Board relating to the Share Compensation Plan.
Restrictions on the Award of RSUs and PSUs and Grant of Options
Certain restrictions on the award of RSUs and PSUs and the grant of Options apply as follows:

(a)
The total number of Common Shares that may be issued pursuant to RSUs and PSUs will be limited to 2% of the issued and outstanding Common Shares from time to time, and no RSUs or PSUs may be granted if such grant would have the effect of causing the total number of Common Shares issuable in respect of RSUs and PSUs to exceed such number;

(b)	The total number of Common Shares reserved for issuance to any one person under the Aggregate Plans in any one year cannot exceed 5% of the Common Shares issued and outstanding; and

(c)
The total number of Common Shares (i) issuable to Insiders and (ii) issued to Insiders within any one year, pursuant to the Aggregate Plans, will not exceed 5% of the Common Shares issued and outstanding (excluding Common Shares issued pursuant to an entitlement granted prior to the person becoming an Insider).

Options
Mechanics for Options
Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, Option holders may elect a “cashless” exercise of Options, instead of paying the exercise price.
A holder that chooses a “cashless” exercise will receive the number of Common Shares equal to: (a) the difference between (i) the difference between the Cashless Exercise Sale Price and the Exercise Price, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price and (ii) all applicable fees incurred by the Company in connection with the cashless exercise; divided by (b) the Cashless Exercise Sale Price. If a holder chooses a “cashless” exercise, the Company may, instead of issuing Common Shares, pay the amount of money calculated in clause (a).

Exercise Price and Expiry Date
The Board determines the exercise price and expiry date of each Option, provided that the exercise price will not be less than the greater of the: (a) five day VWAP of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the trading day immediately before the grant date; and (b) closing trading price of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the last trading day immediately before the grant date. No Option will be exercisable after seven years from grant date, subject to “Options – Blackout Periods” below.
Vesting Provisions
The Board determines the vesting criteria applicable to Options. Generally, one-third of the Options vest on each of the first, second and third anniversaries of the grant date, subject to the holder continuing to be an Eligible Person. Subject to certain considerations (see “Options – Ceasing to be an Eligible Person” below), if the holder ceases to be an Eligible Person, only Options that are vested and exercisable as of the Termination Date may be exercised by the holder, and must be exercised during the period ending on the earlier of: (a) thirty days after the Termination Date; and (b) the original expiry date, after which period the Options expire.
Ceasing to be an Eligible Person
The following vesting and exercise provisions apply when a holder ceases to be an Eligible Person as a result of:

(a)
Any circumstance other than those described in paragraphs (b) to (e) below: Options that are vested and exercisable as of the Termination Date may be exercised by the holder until the earlier of (i) thirty days after the Termination Date and (ii) the original expiry date of the Options, after which the Options will expire. Any Options that are unvested as of the Termination Date terminate on the Termination Date;

(b)
Being terminated for Cause or the holder’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a holder resigns or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all Options held by such holder terminate on the Termination Date;

(c)
Being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause (and such termination is not in connection with a Change of Control, see “Change of Control” below): a portion of the participant’s unvested Options immediately vest such that the pro rata portion of all Options granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the Options divided by the number of months from the date of grant until the latest vesting date of the Options, are vested immediately prior to the Termination Date. All vested Options as of the Termination Date may be exercised until the earlier of (i) ninety days after the Termination Date and (ii) the original expiry date of such Option;

(d)
Death or a participant’s contract as a Service Provider is frustrated before its normal termination date due to death: unvested Options immediately vest on the Termination Date and are exercisable until the earlier of (i) twelve months after the Termination Date and (ii) the original expiry date of such Option; and

(e)
A Disability or Retirement or a participant’s contract as a Service Provider is frustrated before its normal termination date due to a Disability: unvested Options continue to vest for a period of three years from the Termination Date. Vested Options, including those that vest after the Termination Date, may be exercised until the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such Options.

Blackout Period
If the term of an Option expires on a date that falls within a blackout period or within nine business days following the end of a blackout period, the expiry date is automatically extended to the tenth business day after the end of the blackout period.
Restricted Share Units and Performance Share Units
Mechanics for RSUs and PSUs
Under the Share Compensation Plan: (a) the total number of Common Shares that may be issued pursuant to RSUs and PSUs is limited to 2% of our issued and outstanding Common Shares from time to time; (b) RSUs and PSUs are credited to an account set up for each participant; (c) except to the extent the award of RSUs or PSUs specifies that redemption will automatically occur on a date prior to the expiry date, participants can choose to redeem vested RSUs and PSUs at any time before the expiry date and we must redeem the RSUs and PSUs within fifteen business days of the participant’s elected redemption date; (d) if a participant does not elect a redemption date, the vested RSUs and PSUs will be redeemed on their expiry date; (e) a participant may require that we redeem the RSUs and PSUs with our Common Shares issued from treasury; and (f) if the participant does not make such election, we may redeem the RSUs and PSUs by: (i) paying a cash amount equal to the Market Price of the vested RSUs and PSUs on the redemption date; (ii) issuing such number of Common Shares as is equal to the number of vested RSUs or PSUs; or (iii) purchasing such number of common shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.
Expiry Date – RSUs and PSUs
The Board determines the expiry date of RSU and PSU awards, provided that such date may not be later than ten years from the grant date.
Vesting Provisions – RSUs
The Board determines the vesting criteria applicable to RSUs. Generally, one-third of the awarded RSUs vest on each of the first, second and third anniversaries of the date of grant, subject to the participant continuing to be an Eligible Person.

Performance Period, Target Milestones and Vesting Provisions – PSUs
The Board determines the Performance Period for PSUs. Generally, the Performance Period is 36 months commencing on the 1st day of January and ending on the 31st day of December. The Target Milestones for each Performance Period is determined by the Board based on measurable performance criteria and are expected to be determined in accordance with the criteria set forth in the Share Compensation Plan, which is consistent with the Target Milestones described in “Executive Compensation Discussion and Analysis – Components of Compensation – Long-Term Incentive Compensation – Performance Share Units” on page 45. Unless otherwise determined by the Board, the number of PSUs that vest is calculated by multiplying the aggregate number of PSUs granted by the percentage between 0 and 200 assigned to the performance achievement of the Target Milestones, subject to the participant continuing to be an Eligible Person.
Ceasing to be an Eligible Person
A participant’s vested and unvested RSUs and PSUs are subject to the following vesting and redemption provisions if the participant ceases to be an Eligible Person as a result of:

(a)	Any circumstance other than those described in paragraphs (b) to (e) below: all vested RSUs and PSUs are redeemed immediately and all unvested RSUs and PSUs are forfeited as of the Termination Date;

(b)
Being terminated for Cause or the participant’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a participant resigns from his or her employment or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all vested and unvested RSUs and PSUs held by such participant are forfeited on the Termination Date;

(c)
Being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause and not in connection with a Change of Control (see “Change of Control” below):

(i)
A portion of the participant’s unvested RSUs immediately vest such that the pro rata portion of all RSUs granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the RSUs divided by the number of months from the grant date until the latest vesting date of the RSUs, are vested immediately prior to the Termination Date. All vested RSUs as of the Termination Date are redeemed immediately and all unvested RSUs as of the Termination Date are forfeited; and

(ii)
A pro rata portion of the participant’s unvested PSUs vest based on the number of months completed from the first day of the Performance Period divided by the total number of months in the Performance Period. The Performance Percentage is determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person. All vested PSUs are redeemed immediately after the last day of the Performance Period and all remaining unvested PSUs are forfeited;

(d)
Death or a Service Provider’s contract being frustrated before its normal termination date due to death: all unvested RSUs and PSUs vest on the Termination Date and are immediately be redeemed. The Performance Percentage for such vested PSUs is 100; and

(e)
A Disability or Retirement or a Service Provider’s contract is frustrated before its normal termination date due to a Disability: all unvested RSUs and PSUs continue to vest for a period of three years from the Termination Date. The expiry date for all vested RSUs and PSUs, including those that vest after the Termination Date, is the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such RSUs or PSUs. The Performance Percentage is determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person.

Blackout Period
If the redemption date for vested RSUs or PSUs falls within a blackout period or within nine business days following the end of a blackout period, the redemption date is automatically extended to the tenth business day after the end of the blackout period. If such RSUs or PSUs are to be redeemed for cash, then the market price used to determine the redemption amount is based on the VWAP of the Common Shares from and including the trading day immediately following the end of the blackout period up to and including the trading day immediately preceding the redemption date.
Change of Control
Upon the occurrence of a Change of Control:

(a)
The Board may, in its discretion, immediately vest all unvested Options, RSUs and PSUs. If the Board accelerates the vesting of PSUs then the Performance Percentage for such vested PSUs will be between 100 and 200 percent, as determined by the Board; and

(b)	If an Employee or Service Provider’s engagement is terminated within twelve months following the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

(i)
All unvested Options immediately vest on the Termination Date and all vested Options as of the Termination Date may be exercised until the earlier of (A) twelve months after the Termination Date and (B) the original expiry date of such Option; and

(ii)
All unvested RSUs and PSUs vest as of the Termination Date and are immediately redeemed. The Performance Percentage for such vested PSUs will be 100 percent or, at the Board’s discretion, between 100 percent and 200 percent.

Upon a Change of Control, the Board may make additional determinations as it considers appropriate in the circumstances to ensure the fair treatment of participants.
Change of Control – Exercise to Participate in Transaction
Upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (or a transaction or series of transactions with similar effect), holders of Options, RSUs and PSUs may be entitled to exercise all of their Options and redeem all of their RSUs and PSUs for the purposes of participating in the take-over or such other transaction or series of transactions. If the Change of Control does not occur, then: (a) the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation; (b) the Options, RSUs or PSUs respecting such Common Shares will be deemed not to have been exercised or redeemed, as applicable; (c) the Common Shares will be deemed not to have been issued; and (d) the Company will refund to the participant the aggregate exercise price for the Common Shares (unless the participant elected a “cashless” exercise).

Transferability
Awards granted under the Share Compensation Plan are non-transferable and non-assignable, other than in cases of the death or incapability of the participant.
Amendment Provisions in the Share Compensation Plan
The Board may at any time suspend or terminate the Share Compensation Plan and:

(a)	Only to the extent approved by Shareholders, may make any amendment to any Award or the Share Compensation Plan that would:

(i)	Increase the number of Common Shares, or rolling maximum, reserved for issuance under the Shareholder Compensation Plan;

(ii)	Increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of “full-value awards”;

(iii)	Reduce the exercise price under any Option or cancel any Option and replace such Option with Options having a lower exercise price per Common Share;

(iv)	Extend the term of an Award beyond its original expiry time;

(v)	Permit an Award to be transferable or assignable to any person other than in accordance with the Share Compensation Plan;

(vi)	Expand the scope of persons eligible to participate in the Share Compensation Plan to include non-employee directors; or

(vii)	Amend the amendment provisions in the Share Compensation Plan;

(b)	Without the prior approval of Shareholders, may make any amendments to any Award or the Share Compensation Plan:

(i)	Of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms;

(ii)	That are necessary for Awards to qualify for favourable treatment under applicable tax laws;

(iii)	To reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange;

(iv)	To any vesting provisions of an Award;

(v)	To the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award;

(vi)	Which increase the exercise price of an Option;

(vii)	To the Target Milestones;

(viii)	To the Performance Periods;

(ix)	To expand the scope of persons eligible to participate in the Share Compensation Plan other than to non-employee directors;

(x)	Regarding the administration of the Share Compensation Plan; and

(xi)	Necessary to suspend or terminate the Share Compensation Plan.
The Board may not make amendments that are materially adverse to, or that materially impair, the benefits and rights of any participant under any previously granted award, except: (a) with the consent of such participant; (b) as permitted by the adjustment provisions of the Share Compensation Plan; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of the Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals.
MANAGEMENT CONTRACTS
All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the Company and its subsidiaries.
ADDITIONAL INFORMATION
Additional information relating to SSR Mining is available on SSR Mining’s website at www.ssrmining.com, on SEDAR under SSR Mining’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of SSR Mining is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2018, which can be found under SSR Mining’s profile on SEDAR at www.sedar.com and will be sent without charge to any security holder upon request by contacting the Corporate Secretary of SSR Mining at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1G4, by telephone: (604) 637-6844 or toll free at 1-888-338-0046.
DIRECTORS’ APPROVAL
The contents and the sending of the Circular to Shareholders has been approved by the Board.
DATED at Vancouver, British Columbia, this 20th day of March, 2019.

BY ORDER OF THE BOARD

(signed) “Paul Benson”
Paul Benson
President and Chief Executive Officer of
SSR Mining Inc.

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SCHEDULE “A”
BOARD OF DIRECTORS CHARTER
(revised November 2018)
A.    PURPOSE
The Board of Directors (the “Board”) of SSR Mining Inc. (the “Company”) has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board’s fundamental objectives are to enhance and preserve long‑term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer (“CEO”), shall set the standards of conduct for the organization.
B.    COMPOSITION, PROCEDURES AND ORGANIZATION

1.
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation.

2.
Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

3.
Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (collectively, “Securities Laws”). The majority of the Directors and the Chair shall be independent as determined by Securities Laws.

4.
Each Director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a Director is not elected by at least a majority (50% +1 vote) of the votes cast with respect to his or her election, such Director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A Director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.

5.
The Board shall meet at least four times per year and may also hold additional meetings as considered necessary. The independent Directors shall meet, without members of management, at each regularly scheduled meeting.

6.	The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

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C.    OUTSIDE CONSULTANTS OR ADVISORS
At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant’s or advisor’s fees and other retention terms.
D.    DUTIES AND RESPONSIBILITIES
The Board’s principal duties and responsibilities fall into a number of categories, which are outlined below.
1.    Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained; and

(b)	The Board has the statutory responsibility to:

(i)	supervise the management of the business and affairs of the Company;

(ii)	act honestly and in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)
act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company’s constating documents, Securities Laws and other applicable laws and regulations (collectively, “Applicable Laws”).

2.    Independence
The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.
3.    Strategy Determination
The Board has the responsibility to:

(a)
participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

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(e)	approve material divestitures and acquisitions;

(f)	monitor the Company’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.	Financial and Corporate Issues
The Board has the responsibility to:

(a)
take reasonable steps to ensure the integrity and effectiveness of the Company’s internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal controls and management information systems;

(b)	review operating and financial performance relative to budgets and objectives;

(c)
approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;

(d)	approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;

(e)
upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, appoint the external auditor for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit and interim review services; and

(f)	approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.
5.    Managing Risk
The Board has the responsibility to: (a) understand the principal risks of the business in which the Company is engaged; (b) achieve a proper balance between risks incurred and the potential return to shareholders; and (c) ensure that there are systems in place which effectively monitor and manage those risks with a view to the long‑term viability of the Company.

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6.    Appointment, Training and Monitoring Senior Management
The Board has the responsibility to:

(a)
appoint the CEO, monitor and assess CEO performance against corporate and personal goals and objectives, determine compensation for the CEO, considering the recommendations of the Compensation Committee, and provide advice and counsel in the execution of the CEO’s duties;

(b)	approve certain decisions relating to senior officers, including:

(i)	the appointment and discharge of senior officers;

(ii)	compensation and benefits for senior officers;

(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

(iv)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;

(c)	ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers; and

(d)
to the extent possible, satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.

7.    Policies, Procedures and Compliance
The Board has the responsibility to:

(a)	ensure that the Company operates at all times within Applicable Laws and to the highest ethical and moral standards;

(b)	approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	ensure the Company sets high environmental and community relations standards in its operations and is in compliance with environmental laws and legislation;

(d)	ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and

(e)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

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8.    Governance
The Board has the responsibility to:

(a)	appoint Board committees and delegate to those committees any appropriate powers of the Board;

(b)
review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of Directors with the necessary skills and experience to facilitate effective decision-making;

(c)	develop the Company’s approach to corporate governance; and

(d)
review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.

9.    Reporting and Communication
The Board has the responsibility to:

(a)
adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent Directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)	ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;

(c)	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;

(d)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

(e)
approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual financial statements and management’s discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

(f)	report to shareholders on its stewardship of the affairs of the Company for the preceding year.

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E.    INDIVIDUAL DIRECTORS
Each Director: (a) shall act honestly and in good faith in the best interests of the Company and its shareholders; and (b) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, each Director shall have the following responsibilities:
1.     Responsibilities of Corporate Stewardship
Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;

(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c)	provide constructive counsel to and oversight of management;

(d)	respect the confidentiality of information and matters pertaining to the Company;

(e)	maintain his or her independence, generally and as defined under Applicable Laws;

(f)	be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.
2.     Responsibilities of Integrity and Loyalty
Each Director has the responsibility to:

(a)	comply with the Company’s governance policies;

(b)	disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c)
disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.     Responsibilities of Diligence
Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

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(b)
attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of the committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c)
as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.     Responsibilities of Effective Communication
Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;

(b)	encourage free and open discussion of the Company’s affairs by the Board;

(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d)	focus inquiries on issues related to strategy, policy, and results;

(e)
respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;

(f)	communicate with the Chair and other Directors between meetings when appropriate;

(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h)	think, speak and act in a reasoned, independent manner.
5.     Responsibilities of Committee Work
Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b)	understand the process of committee work and the role of management and staff supporting the committee.
6.     Responsibilities of Knowledge Acquisition
Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;

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(b)	participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;

(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d)	become acquainted with the senior officers and key management personnel; and

(e)	gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.
F.    BOARD CHAIR
1.    Appointment of Chair
The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Securities Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.
2.    Outside Consultants or Advisors
The Chair, when he or she considers it necessary or desirable, may retain, at the Company’s expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.
3.    Duties
The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in Applicable Laws. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by Applicable Laws and as set out in these terms of reference. In particular, the Chair shall:

(a)	organize the Board to function independently of management;

(b)	promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

(c)	ensure the Board has the opportunity to meet without members of management present on a regular basis;

(d)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(e)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

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(f)	co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(g)	provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;

(h)	preside as chair of each meeting of the Board;

(i)	preside as chair of each meeting of the shareholders of the Company;

(j)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and

(k)
ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

G.    COMMITTEE CHAIRS
1.    Appointment
The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to Securities Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.
2.    Duties
The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)	organize the Committee to function independently of management;

(b)	ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

(c)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(d)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

(e)	co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(f)	provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee’s mandate;

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(g)	preside as chair of each meeting of the Committee; and

(h)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

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